UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2005
SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F – ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes – ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-      .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES
APPENDIX

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034, 333-99073 and 333-126120) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.
     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:
•	our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and discount pricing strategies by competitors;

•	our ability to comply with governmental rules and regulations, including Korean Ministry of Information Communication (MIC) regulations related to telecommunications providers and rules related to our status as a “market-dominating business entity” under the Fair Trade Commission of Korea’s Korean Monopoly Regulation and Fair Trade Act;

•	our expectations and estimates related to: interconnection fees; tariffs charged by wireless operators; regulatory fees; operating costs and expenditures; working capital requirements; principal repayment obligations with respect to long-term borrowings, bonds and obligations under capital leases; research and development expenditures; and other financial estimates;

•	the effect of the number portability system that allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number and the use of the common prefix identification system; and

•	the telecommunications industry in Korea and other markets in which we do business and the effect economic, political or social conditions have on our number of subscribers, call volumes and results of operations.
     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Risk Factors” beginning on page 10 of our annual report on Form 20-F/A filed with the United States Securities and Exchange Commission on July 25, 2005. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
We must file reports with the Financial Supervisory Commission of Korea and the Korea Exchange Inc. These interim reports contain our audited, reviewed and non-consolidated financial statements as of December 31, 2004 and September 30, 2005 and for the three months and nine months ended September 30, 2004 and 2005, that are prepared in accordance with Korean GAAP, which differs in some respects from U.S. GAAP. You should read the following discussion together with our audited non-consolidated financial statements as attached hereto.
     The financial information described below and in our audited non-consolidated financial statements as of December 31, 2004 and September 30, 2005 and for the three months and nine months ended September 30, 2004 and 2005 is non-consolidated, and therefore does not reflect the results of operations of our subsidiaries other than those reflected under the equity method of accounting. While non-consolidated net income reflects the results of our consolidated subsidiaries, our other non-consolidated financial data, including operating revenue and operating income, do not. Accordingly, we believe that while there should not be any material differences between our net income on a non-consolidated basis and our net income on a consolidated basis, our other financial data, including those items noted herein, may be materially different on a consolidated basis. As a result, the financial information below is not comparable with the consolidated financial information presented in our annual report on Form 20-F/A for the year ended December 31, 2004, filed with the United States Securities and Exchange Commission on July 25, 2005.
     Under Korean GAAP, our non-consolidated revenues accounted for approximately 92.7% and 91.8% of our consolidated revenues in the years ended December 31, 2003 and 2004, respectively; and at December 31, 2003 and 2004, our non-consolidated assets were approximately 96.8% and 98.2% of our consolidated assets and our non-consolidated current assets were approximately 85.0% and 94.5% of our consolidated current assets, respectively. We can give no assurance as to what the ratios will be for the year ending December 31, 2005.
     Accounting principles and their application in practice vary among countries. The following discussion and our annual non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea.

Accordingly, this report and the non-consolidated financial statements that were disclosed on November 11, 2005 are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
Selected Financial Data
     The following table sets forth selected financial data derived from our non-consolidated financial statements as of and for the nine months ended September 30, 2005 and 2004. You should read the selected non-consolidated financial data below in conjunction with our non-consolidated financial statements included in this report.

	For the three months				For the nine months
Non-consolidated income statement data	ended September 30,				ended September 30,
	2004		2005		2004		2005
	(In Billions of Won)				(In Billions of Won)
Operating Revenue	W	2,434.3	W	2,595.5	W	7,218.8	W	7,534.6
Wireless Service [1]		2,218.1		2,365.5		6,572.7		6,859.1
Interconnection		216.2		230.0		646.1		675.4

Operating Expenses		1,822.9		1,924.6		5,453.6		5,535.8
Operating Income		611.3		670.9		1,765.2		1,998.8
Other Income		49.4		232.4		207.7		332.2
Other Expenses		107.3		113.8		338.5		343.5
Income Taxes		157.9		201.7		487.6		564.1

Net Income	W	395.5	W	587.9	W	1,146.8	W	1,423.4

	As of December		As of
	31, 2004		September 30,
Non-consolidated balance sheet data			2005
	(In Billions of Won)
Total Current Assets	W	3,854.3	W	4,192.2
Total Non-Current Assets		10,166.4		9,921.4
Total Assets		14,020.7		14,113.6
Total Current Liabilities		2,859.7		2,265.7
Total Long-Term Liabilities		4,033.9		3,961.8
Total Stockholders’ Equity		7,127.1		7,886.1
Results of Operations
     Non-Consolidated Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services and interconnection fees paid to us by other telecommunications operators. The amount of our revenue depends principally upon the number of wireless subscribers, the rates we charge for our services, subscriber usage of our services, and the terms of our interconnection with other telecommunications operators. Government regulation also affects our revenues.

1	Includes revenues from line leases and solution sales.

     Non-Consolidated Operating Revenue. Our operating revenue increased by 4.4% to Won 7,534.6 billion in the year ended September 30, 2005 from Won 7,218.8 billion in the corresponding period in 2004. The increase in SK Telecom’s cellular revenue was principally due to an increase in the number of SK Telecom’s wireless subscribers and an increase in our wireless services revenue.
     In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications service in Korea. The number portability system allows wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Subscribers who switch operators to or from SK Telecom must purchase a new handset, as we use a different frequency than our competitors, KT Freetel and LG Telecom. In accordance with the plan published by the MIC, we were required to permit number portability first, beginning on January 1, 2004. The following number of subscribers has transferred to the service of our competitors during each month following our implementation of the number portability system:

MONTH	SKT → KTF	SKT → LGT	KTF → SKT	KTF → LGT	LGT → SKT	LGT → KTF	TOTAL
Jan. 2004	203,853	101,414	—	—	—	—	305,267
Feb. 2004	102,282	81,594	—	—	—	—	183,876
Mar. 2004	111,077	103,155	—	—	—	—	214,232
Apr. 2004	139,508	122,146	—	—	—	—	261,654
May 2004	167,228	92,414	—	—	—	—	259,642
Jun. 2004	137,489	73,100	—	—	—	—	210,589
Jul. 2004	53,611	23,116	277,751	20,504	—	—	374,982
Aug. 2004	29,698	60,240	67,743	45,724	—	—	203,405
Sep. 2004	90,075	49,959	5,744	42,995	—	—	188,773
Oct. 2004	64,563	46,169	62,131	39,701	—	—	212,564
Nov. 2004	74,478	56,135	59,578	51,802	—	—	241,993
Dec. 2004	97,210	47,635	94,466	41,773	—	—	281,084
Jan. 2005	145,295	71,142	135,862	75,069	115,197	106,024	649,589
Feb. 2005	120,638	32,654	106,099	33,629	49,159	57,555	399,734
Mar. 2005	125,453	43,690	112,711	47,696	48,823	56,743	435,116
Apr. 2005	120,782	69,318	131,266	72,072	55,483	47,863	496,784
May. 2005	125,365	58,399	132,655	55,084	56,329	48,546	476,378
June. 2005	109,153	50,833	108,700	43,222	47,850	34,837	394,595
Jul. 2005	130,878	55,168	124,721	50,240	53,638	42,989	457,634
Aug. 2005	136,447	53,596	130,804	47,503	52,495	45,194	466,039
Sep. 2005	127,746	61,840	136,579	56,980	55,175	40,290	478,610

Total	2,412,829	1,353,717	1,686,810	723,994	534,149	480,041	7,192,540

     Subscribers who choose to transfer to a different wireless operator have the right to return to us without paying any penalties within 14 days of the initial transfer. KT Freetel introduced number portability beginning on July 1, 2004 and LG Telecom introduced number portability beginning on January 1, 2005. Notwithstanding our implementation of number portability on January 1, 2004, our total number of wireless subscribers increased to approximately 19.3 million as of September 30, 2005, up from approximately 18.8 million as of December 31, 2004. We believe that the increase in the number of wireless subscribers resulted in part from our service quality and marketing efforts.
     On an aggregate basis, interconnection revenue increased by 4.5% to Won 675.4 billion in the nine months ended September 30, 2005, up from Won 646.1 billion in the corresponding period in 2004 mainly due to the increased call traffic.
     The number of SK Telecom’s subscribers increased to approximately 19.3 million as of September 30, 2005 from approximately 18.6 million as of September 30, 2004. In accordance with the increase in the number of subscribers, our non-consolidated average monthly revenue per subscriber increased by 1.37% to Won 43,869 for the nine months ended September 30, 2005 from 43,275 for the nine months ended September 30, 2004.
     As of October 26, 2005, SK Telecom has secured approximately 250,000 subscribers for the satellite DMB services and projects a continuous increase in the number of subscribers, as the coverage of the cell phones are expected to expand, with KFT and LGT participating in the DMB service. SK Telecom believes that this increase in the number of subscribers for satellite DMB services may affect the revenue of SK Telecom in the future.
     SK Telecom launched also a new brand called HELIO, which will begin operating next spring. The targeted population is 2 million Korean Americans and young people who are familiar with the wireless Internet. SK Telecom will provide an upgraded service to large cities via EV-DO network and achieve a distinct status in the market. SK Telecom believes that HELIO may affect the revenue of SK Telecom in the future.
     Non-Consolidated Operating Expenses. Our operating expenses in the year ended September 30, 2005 increased by 1.5% to Won 5,535.8billion compared to Won 5,453.6 billion in the corresponding period in 2004, primarily due to increased interconnection expenses, bad debt and leased line expenses which was partially offset by the decrease in depreciation expenses and labor costs.
     Interconnection expenses increased 13.6% from Won 613.5 billion for the nine months ended September 30, 2004 to Won 697.3 billion for the nine months ended September 30, 2005. The increase was primarily due to the adjustments made to the interconnection rates that are unfavorable to us. The increase was also due to the increase in the call volume between SK Telecom’s subscribers and the subscribers from other mobile operators.
     Commissions paid increased 0.3% from Won 2,168.6 billion for the nine months ended September 30, 2004 to Won 2,176.9 billion for the nine months ended September 30, 2005. The increase was primarily due to the relative increase in the number of new subscribers compared to 2004 when there was a new subscriber acquisition ban.
     Leased line expenses increased 8.9 % from Won 266.6 billion for the nine months ended September 30, 2004 to Won 290.3 billion for the nine months ended September 30, 2005. The increase was primarily due to an increase in demand for SK Telecom’s network for leased lines. The increase in network requirements for leased lines resulted both from an increase in the use of

SK Telecom’s wireless Internet services and from an increase in the number of lines leased by SK Telecom in connection with the build-out of additional cell sites and base station transceiver subsystems, which was undertaken to improve network stability and quality of service in response to growth in subscriber base and data traffic volume.
     Frequency usage expenses increased 10.6% 2005 from Won 105.2 billion for the nine months ended September 30, 2004 to Won 116.3 billion for the nine months ended September 30, primarily due to an increase in fees implemented in July 2004.
     The increase in the operating expenses described above was offset in part by the decrease in the following expenses:
     Depreciation expenses decreased 2.9% from Won 1,113.4 billion for the nine months ended September 30, 2004 to Won 1,080.4 billion for the nine months ended September 30, 2005. The decrease was primarily due to a decrease in the acquisitions of assets that are subject to depreciation.
     Labor costs decreased 6.7% from Won 358.5 billion for the nine months ended September 30, 2004 to Won 334.3 billion for the nine months ended September 30, 2005 . The decrease was primarily due to a decrease in the employee’s salary, specifically a decrease in the incentive bonuses.
     Advertising expenses decreased 23.6% from Won 248.3 billion for the nine months ended September 30, 2004 to Won 189.6billion for the nine months ended September 30, 2005. The decrease is primarily due to our change of advertising methods from a mass advertising campaign to a marketing strategy focused on certain high end, high volume users in order to mitigate the negative impact of number portability on its subscriber base.
     Non-Consolidated Other Income. Other income, consisting primarily of interest income, equity in earnings of affiliates, dividends, commissions and miscellaneous other income increased 59.9 % from Won 207.7 billion for the nine months ended September 30, 2004 to Won 332.2 billion for the nine months ended September 30, 2005. Other income increased primarily due to a significant increase in other miscellaneous income mainly due to the gain from the sale of SKY Teletech for Won 175.5 billion, which was partially offset by an decrease in equity in earnings of affiliates, interest income and foreign exchange and translation gains.
     Non-Consolidated Other Expenses. Other expenses include interest and discount expenses, equity in losses of affiliates, donations and other miscellaneous losses. Other expenses increased from Won 338.5 billion for the nine months ended September 30, 2004 to 1.5 % to Won 343.5 billion for the nine months ended September 30, 2005. Other expenses increased primarily as a result of equity in losses of affiliates (we recorded no losses for the nine months ended September 30, 2004) and increased donations, which were only partially offset by decrease in interest and discounts, absence of loss on impairment of long-term investment securities (SK Telecom had Won 12.8 billion in losses for the nine months ended September 30, 2004), decrease in loss on transaction and valuation of currency swap, and decrease in loss on disposal of property, equipment and intangible assets.

     Non-Consolidated Income Tax. Provision for income taxes increased 15.7% from Won 487.6 billion for the nine months ended September 30, 2004 to Won 564.1 billion for the nine moths ended September 30, 2005.
     Non-Consolidated Net Income. Principally as a result of the factors discussed above, our net income increased 24.1 % from Won 1,146.8 billion for the nine months ended September 30, 2004 to Won 1,423.4 billion for the nine months ended September 30, 2005.
Liquidity
     We had a working capital (current assets minus current liabilities) surplus of Won 1,982.9 billion as of September 30, 2005 compared to a surplus of Won 994.6 billion as of December 31, 2004. We had cash, cash equivalents, short-term financial instruments and trading securities of Won 940.2 billion as of September 30, 2005 and Won 761.1 billion as of December 31, 2004. We had outstanding short-term borrowings of Won 200.0 billion as of September 30, 2005 and Won 400.0 billion as of December 31, 2004.
     Operating cash flow is our principal source of liquidity. Cash and cash equivalents increased by Won 109.2 billion to Won 222.2 billion at September 30, 2005, up from Won 113.0 billion at December 31, 2004.
     Net Cash Flow from Operating Activities. Cash flow provided by operations was Won 2,171.0 billion as of September 30, 2005, compared to Won 1,225.7 billion during the same period in 2004.
     Net Cash from Investing Activities. Net cash used in investing activities was Won 795.5 billion in the year ended September 30, 2005, compared to a net cash outflow of Won 632.1 billion during the same period in 2004. Cash inflows from investing activities were Won 521.6 billion in the year ended September 30, 2005, compared to Won 673.1 billion during the same period in 2004, and the primary contributor to such inflows was the proceeds from sales of equity securities accounted for using the equity method , which were Won 291.6 billion in the year ended September 30, 2005, compared to Won 2.7 billion during the same period in 2004. Cash outflows for investing activities were Won 1,317.2 billion in the year ended September 30, 2005, compared to Won 1,305.2 billion during the same period in 2004. The primary contributors to the overall cash outflows for investing activities were acquisition of property and equipment, which were Won 777.9 billion in the year ended September 30, 2005, compared to Won 879.4 billion during the same period in 2004, an increase in intangible assets, which were Won 136.7 billion in the year ended September 30, 2005, compared to Won 21.2 billion during the same period in 2004 and an increase in acquisition of equity securities accounted for using the equity method, which were Won 208.6 billion in the year ended September 30, 2005, compared to Won 96.3 billion during the same period in 2004
     Net Cash from Financing Activities. Financing activities used cash of Won 1,266.2 billion in the year ended September 30, 2005, compared to using cash of Won 567.1 billion during the same period in 2004. Cash inflows from financing activities included issuance of bonds, which provided cash of Won 193.7 billion in the year ended September 30, 2005, compared to Won

1,018.0 billion during the same period in 2004. Cash outflows for financing activities included, among other items, payment of dividends of Won 758.2 billion in the year ended September 30, 2005, compared to Won 478.3 billion during the same period in 2004; repayment of the current portion of long-term debt, which used Won 500 billion in the year ended September 30, 2005, compared to Won 868.4 billion during the same period in 2004.
     The net increase in cash and cash equivalents was Won 109.3 billion in the year ended September 30, 2005, compared to Won 26.5 billion increase during the same period in 2004.
Long-Term Liabilities/Commitments
     We had total non-consolidated long-term liabilities (excluding current portion) of Won 4,018.2 billion as of September 30, 2005 and Won 4,033.9 billion as of December 31, 2004. Our non-consolidated long-term debt as of September 30, 2005 included, among other items, bonds payable in the net amount of Won 2,760.6 billion, facility deposits of Won 24.6 billion, long-term payables of Won 587.9 billion and deferred income tax liabilities of Won 433.8 billion. Our non-consolidated long-term liabilities as of December 31, 2004 included, among other items, bonds payable in the net amount of Won 2,891.8 billion, facility deposits of Won 31.4 billion, long-term payables of Won 577.3 billion and deferred income tax liabilities of Won 323.1 billion. As of September 30, 2005, substantially all of our foreign currency-denominated long-term debt was denominated in Dollars. Depreciation of Won against Dollar will result in net foreign exchange and translation losses. Changes in foreign currency exchange rates will also affect our liquidity because of the effect of such changes on the amount of funds required for us to make interest and principal payments on our foreign currency-denominated debt.
     In addition, in May, July, August and November 2002, we issued Won 500.0 billion, Won 200.0 billion, Won 200.0 billion and Won 300.0 billion principal amount of unsecured and unguaranteed Won-denominated bonds, respectively. The Won 500.0 billion bonds with an annual interest rate of 6% matured in May 2005. The other bonds mature in July 2007, August 2007 and November 2007, and have an annual interest rate of 6%, 6% and 5%, respectively. We used the net proceeds from the sale of these bonds to repay maturing long-term indebtedness. We issued Won-denominated bonds with a principal amount of Won 300.0 billion, Won 150.0 billion and Won 250.0 billion in March, August and November 2003, respectively. These bonds mature in March 2008, August 2006 and November 2006, respectively, and have an annual interest rate of 5.0%. In March, May and December 2004, we issued Won-denominated bonds with a principal amount of Won 150.0 billion, 150.0 billion and 200 billion, respectively. These bonds will mature in April 2009, May 2009 and December 2011, respectively, and have an annual interest rate of 5.0%, 5.0% and 3.0%, respectively. The proceeds of the Won-denominated note offering in March, May and December 2004 were used for our operations. In March 2005, we issued Won-denominated bonds with a principal amount of Won 200.0 billion. These bonds will mature in March 2010, and have an annual interest rate of 5.0%. The proceeds of the Won-denominated note offering in March 2005 were used to repay the matured long-term indebtedness.
     During the year 2004, we completed the following debt offerings:

In April 2004, we issued notes in the principal amount of US$300,000,000 with a maturity of seven years and an interest rate of 4.25%. The proceeds from the offering in April 2004 were used to pay maturing debt.
On May 27, 2004, we issued our US$329,450,000 zero coupon convertible notes due 2009, pursuant to an indenture dated as of May 27, 2004 between us and Citibank, N.A. Holders of zero coupon convertible notes will have the right to convert their notes (or any portion thereof being US$100,000 in principal amount or an integral multiple of US$10,000 in excess thereof) into shares of our common stock at the initial conversion price of Won 235,625 per share, subject to adjustments for stock splits, dividends, sub-divisions and similar distributions, at any time on or after July 7, 2004 up to the close of business on May 13, 2009, subject to our right of redemption. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof under Korean law. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a note holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that correspond to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. We entered into a certain swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.
On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in May 2004 in the principal amount of US$329,450,000 from Won 235,625 to Won 226,566 and made additional deposit of its common stock accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750.
Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004.
     As of September 30, 2005, our principal repayment obligations (on a non-consolidated basis) with respect to long-term borrowings, bonds and obligations under capital leases outstanding were as follows for the periods indicated:
Months Ending September 30, 2005
(In Billions of Won)

2005	W	0
2006	W	800
2007	W	700
Thereafter	W	1697.3

Capital Requirements and Resources
     We have spent Won 792.4 billion on capital expenditures in the nine month period ended September 30, 2005. Of the Won 792.4 billion for capital expenditures in the nine months of 2005, we spent Won 223.9 billion on capital expenditures related to expansion and improvement of our 95A/B and CDMA 1xRTT Network; Won 364.4 billion on capital expenditures related to construction of our W-CDMA network and provision of W-CDMA services, which began service on a limited basis in Seoul at the end of 2003; and Won 204.1 billion on other capital expenditures and projects.
     In September 2003, we entered into an agreement with Mobile Broadcasting Corporation for the purposes of co-owning and launching a satellite for the satellite digital multimedia broadcasting (“DMB”) business. Under the terms of the agreement, SK Telecom is committed to fund 34.7% of the cost of launching and maintaining the operations of the satellite, which was approximately Won 100.8 billion. We launched the satellite in March 2004. We began our test service in February 2005, and began commercial service in May of 2005 although it depends on many factors including the Korean Broadcasting Commission’s approval of resending of terrestrial broadcasting.
     On March 24, 2005, we established a joint venture with EarthLink, Inc. (“EarthLink”) to launch cellular voice and data services across the U.S. under a partial mobile virtual network operator system, or partial MVNO. Each of EarthLink and us has committed to invest an aggregate of USD 220 million in the joint venture over the course of 3 years beginning in 2005, of which we invested USD 83 million this year.
     From time to time, we may make other investments in telecommunications or other businesses, in Korea or abroad, where we perceive attractive opportunities for investment. From time to time, we may also dispose of existing investments when we believe that doing so would be in our best interest.
     We also intend to incur research and development expenses, which are influenced by the MIC, which makes annual recommendations concerning the level of our research and development spending. Our research and development expenses (including donations to research institutes and educational organizations) equaled 2.9% of operating revenue in 2003 and 2.8% of operating revenue for the year ended December 31, 2004.
     No commercial bank in Korea may extend credit (including loans, guarantees and purchase of bonds) in excess of 20% of its shareholders’ equity to any one borrower. In addition, no commercial bank in Korea may extend credit exceeding 25% of the bank’s shareholders’ equity to any one borrower and to any person with whom the borrower shares a credit risk. We believe that we have never operated near our limit with any Korean commercial bank.
     We generally collect refundable, non-interest bearing deposits from our customers as a condition to activating their service. Subject to the approval of the MIC, we set the amounts to be collected for deposits for cellular services. Effective February 1, 1996, we generally require cellular subscribers to pay a facility deposit of Won 200,000. These deposits were an important source of interest-free capital for us and historically funded a substantial portion of our capital expenditures. Since 1997, we have been offering existing and new cellular subscribers the option of obtaining facility insurance from the Seoul Guarantee Insurance Company, instead of paying the facility deposit. In order to obtain this facility insurance, subscribers must meet Seoul Guarantee Insurance Company’s credit requirements and pay a Won 10,000 premium for three years of coverage. Since August 1, 2002, SK Telecom has been paying initial premium for the first three years as well as renewal premium on behalf of the subscriber who elects to have facility insurance. For each defaulting insured subscriber, Seoul Guarantee Insurance Company reimburses us up to Won 350,000. We refund the facility deposit to any existing subscriber who elects to have facility insurance. As a result of the facility insurance program, we have refunded a substantial amount of facility deposits, and facility deposits decreased from Won 31.4 billion as of December 31, 2004 to Won 24.6 billion as of September 30, 2005. We do not expect to have a significant amount of facility deposits to be refunded in the future.
Off-balance Sheet Arrangements
     In June 2002 and December 2002, we sold Won 631.4 billion and Won 650.6 billion, respectively, of accounts receivable resulting from our mobile phone dealer financing plan to Nate First Special Purpose Company and Nate Second Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.9 billion and Won 12.9 billion, respectively. Nate First Special Purpose Company and Nate Second Special Purpose Company were liquidated in August 2003 and April 2004, respectively.
     On May 2, 2003, September 4, 2003 and December 15, 2003, we sold Won 577.3 billion, Won 549.3 billion and Won 498.4 billion of accounts receivable resulting from our mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions, and recorded a loss on disposal of accounts receivable-other of Won 10.8 billion, Won 12.9 billion and Won 9.9 billion, respectively. As of September 30, 2005, such special purpose companies are all liquidated.
Dividend Policy
     In 2004, we amended our articles of incorporation to permit payment of interim dividends in accordance with relevant laws. On July 23, 2004, SKT’s board of directors approved the interim dividend rate of Won 1,000 per common stock for the first half of fiscal year 2004. The shareholders who are registered in the SKT’s shareholders registry as of June 30, 2004 were entitled to receive the interim dividends. The interim dividend was paid in August 2004. The total amount of the interim dividend paid was Won 73,614,296,000.
     At the annual shareholder’s meeting on March 11, 2005, our shareholders approved a cash dividend of Won 9,300 per common share, of which Won 4,100 is ordinary dividend (excluding interim dividend) and Won5,200 was special dividend. The cash dividend was paid in April 2005.

     On July 29, 2005, our board of directors resolved to pay a cash dividend of Won 1,000 per common share for the first half of the fiscal year ending December 31,2005 to the shareholders who were registered in our shareholder’ registry as of June 2005. The total amount of dividend to be paid is Won 73,614,296,000, which was paid on August 18, 2005. The overall dividend payout ratio with respect to dividends to be paid for 2005 is currently expected to be up to 35% of net income from 2005.
Derivative Instruments
     We did not have any outstanding swap or derivative transactions as of December 31, 2004 other than currency swap agreements and currency forward contracts entered into in the first quarter of 2004 to reduce our foreign currency exposure with respect to our issuance of US$300 million notes on April 1, 2004 and a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329.5 million issued on May 27, 2004.
     In May 2004, we sold US$329.5 million in zero coupon convertible notes due 2009. These convertible notes are convertible by the holders into shares of our common stock at the rate of Won 235,625 per share. In connection with the issuance of the zero coupon convertible notes, we deposited 1,645,000 shares of our common stock with Korea Securities Depository to be reserved and used to satisfy the note holders’ conversion rights. This will be deemed as the disposition of treasury stock and cancellation thereof for the purposes of Korean law. On March 14, 2005, we filed a report with the Financial Supervisory Services to disclose that we adjusted the conversion price of the convertible notes issued in late May 2004 in the principal amount of US$329.5 million from Won 235,625 to Won 226,566 and made additional deposit of its common stocks accordingly so that the total number of shares of common stock deposited with Korea Securities Depository to satisfy the note holders’ conversion rights increase from 1,644,978 to 1,710,750. Such adjustment of conversion price has been made as a result of the payment of cash dividend in excess of 1% of the market capitalization in the fiscal year of 2004. If (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) we do not have a sufficient number of shares of our common stock to ratify the conversion right, then we will pay a converting holder a cash settlement payment. In such situations, we intend to sell such number of treasury shares held in trust for us that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. As described in the preceding paragraph, we entered into a swap agreement to reduce our exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust.
     We may consider in the future entering into additional currency swap agreements, currency forward contracts transactions and other arrangements solely for hedging purposes.
Other Information
     As a condition to the approval of the merger of Shinsegi into SK Telecom in January 2002, the MIC imposed certain conditions on us. The MIC periodically reviews our compliance with the conditions to our merger with Shinsegi. On May 25, 2004, a policy advisory committee to the MIC announced the results of its review and stated that the committee believed that our market dominance may significantly restrict competition in the telecommunications market and that we have violated a merger condition related to our acquisition of Shinsegi by providing subsidies to handset buyers. The advisory committee subsequently recommended that the MIC extend the post-merger monitoring period by two years until January 2007 and take appropriate corrective measures against us for providing subsidies to handset buyers. On June 7, 2004, MIC imposed a Won 11.9 billion fine on us and extended the post-merger monitoring period until January 2007.
     On May 25, 2004, we voluntarily undertook to limit our market share to 52.3% of the wireless telecommunications market through the end of 2005, the level of our market share at the time of the approval of our merger with Shinsegi in January 2002. As of April 30, 2005, we had approximately 19.1 million subscribers, representing a market share of approximately 51.2%. If we are subject to additional market share limitations in the future, our ability to compete effectively will be impeded.
     Twenty eight former minority shareholders of Shinsegi, including Jin Kap Park, filed a lawsuit against Shinsegi with the Seoul District Court in December 2001 to void the shareholders’ resolution approving the merger. In the lawsuit, the plaintiffs argued that the merger did not meet certain requirements of a “small scale” merger under the Korean Commercial Code and that the merger ratio was unfair and illegal. The Seoul District Court dismissed the lawsuit on April 25, 2002 on the grounds that the requirements of a “small scale” merger as claimed y the plaintiffs are not required under the correct interpretation of the Korean Commercial Code and that there is no evidence supporting the plaintiffs’ claim as to the unfairness of the merger ratio. After the plaintiffs’ appeal to the High Court on May 8, 2002 was denied, the plaintiffs further appealed to the Supreme Court which finally dismissed the claim on December 9, 2004.
     In October 2002, Korea Multinet Inc. (“Multinet”) filed a lawsuit against the MIC in the Seoul Administrative Court to revoke the MIC’s registration with the International Telecommunication Union for the frequency spectrum necessary for DMB business. Multinet had been previously granted the right to use this frequency by the MIC, but their right had been granted on the condition that Multinet would renounce its right to use the frequency upon implementation of a DMB business (to the extent necessary for the operation of our DMB business) and that Multinet would comply with any directive of the MIC to reallocate the frequency. The Seoul Administrative Court ruled in favor of the MIC in December 2002. Multinet filed an appeal with the Seoul High Court, but the Seoul High Court ruled in favor of the MIC in June 2004. Based on the application and registration with the International Telecommunication Union for such frequency, the MIC has allotted us a frequency with a license to run DMB business as a network service operator. Multinet, in June 2004 and September 2004, filed two lawsuits against the MIC to revoke such allotment by the MIC.
In November 2002, in connection with certain technology used in the provision of Coloring service, Mr. Park Won-Seop filed a lawsuit against us in the Seoul Central District Court. In the lawsuit, Mr. Park alleged that we have infringed upon his patent rights relating to Coloring service. While the lawsuit is currently pending before the Seoul Central District Court, we sought an administrative action to nullify Mr. Park’s patent rights in the Intellectual Property Tribunal. The Tribunal upheld the nullification of Mr. Park’s patent rights. Mr. Park appealed the decision in the Patent Court. On May 9, 2005, the Patent Court held against Mr. Park, who again appealed the decision as of the date.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By	/s/ Hyun Jong Song

Name: Hyun Jong Song Title: Vice President
Date: December 8, 2005

Appendix
SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	September 30,		December 31,		September 30,	December 31,
	2005		2004		2005	2004
	(In millions)				(In thousands)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents (Note 11)	~~W~~	222,240	~~W~~	112,966	$213,200	$108,371
Short-term financial instruments (Note 18)		42,642		7,700	40,908	7,387
Trading securities (Notes 2 and 3)		675,363		640,389	647,892	614,341
Current portion of long-term investment securities (Notes 2 and 3)		50,000		3,600	47,966	3,454
Accounts receivable - trade (net of allowance for doubtful accounts of~~W~~113,988 million at September 30, 2005 and ~~W~~58,248 million at December 31, 2004) (Notes 2, 11 and 21)		1,572,027		1,562,774	1,508,084	1,499,208
Short-term loans (net of allowance for doubtful accounts of ~~W~~672 million at September 30, 2005 and ~~W~~562 million at December 31, 2004) (Notes 2, 5 and 21)		66,527		55,613	63,821	53,351
Accounts receivable - other (net of allowance for doubtful accounts of ~~W~~13,388 million at September 30, 2005 and ~~W~~13,665 million at December 31, 2004) (Notes 2, 11 and 21)		1,404,327		1,365,226	1,347,205	1,309,695
Inventories (Notes 2 and 20)		13,991		10,961	13,422	10,515
Prepaid expenses		105,226		80,768	100,946	77,483
Deferred income tax assets (Notes 2 and 16)		56,412		—	54,117	—
Accrued income and other		39,869		14,348	38,249	13,763

Total Current Assets		4,248,624		3,854,345	4,075,810	3,697,568

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 20 and 21)		4,409,145		4,605,253	4,229,801	4,417,933
Intangible assets, net (Notes 2, 7 and 23)		3,369,844		3,448,619	3,232,774	3,308,345
Long-term investment securities (Notes 2 and 3)		991,400		923,537	951,074	885,972
Equity securities accounted for using the equity method (Notes 2 and 4)		926,174		826,246	888,502	792,638
Long-term loans (net of allowance for doubtful accounts of ~~W~~22,944 million at September 30, 2005 and ~~W~~19,173 million at December 31, 2004) (Notes 2, 5 and 21)		16,513		28,284	15,841	27,134
Guarantee deposits (Notes 11 and 21)		127,329		242,387	122,150	232,528
Long-term deposits and other (Note 18)		81,021		92,034	77,726	88,290

Total Non-Current Assets		9,921,426		10,166,360	9,517,868	9,752,840

TOTAL ASSETS	~~W~~	14,170,050	~~W~~	1,14,020,705	$13,593,678	$13,450,408

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	September 30,		December 31,		September 30,	December 31,
	2005		2004		2005	2004
	(In millions)				(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable (Notes 11 and 21)	~~W~~	690,430	~~W~~	1,070,588	$662,347	$1,027,041
Short-term borrowings		200,000		400,000	191,865	383,730
Income taxes payable		251,117		267,797	240,903	256,904
Accrued expenses (Notes 2 and 19)		492,992		378,303	472,939	362,915
Dividend payable		337		263	323	252
Withholdings		242,485		188,197	232,622	180,542
Current portion of long-term debt, net (Notes 2 and 8)		347,609		498,278	333,470	478,010
Current portion of subscription deposits (Note 9)		14,607		13,405	14,013	12,860
Other		26,123		42,880	25,060	41,137

Total Current Liabilities		2,265,700		2,859,711	2,173,542	2,743,391

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)		2,760,639		2,891,843	2,648,349	2,774,216
Subscription deposits (Note 9)		24,602		31,440	23,601	30,161
Long-term payables - other (net of present value discount of ~~W~~62,064 million at September 30, 2005 and ~~W~~72,663 million at December 31, 2004) (Note 2)		587,936		577,337	564,021	553,854
Accrued severance indemnities, net (Note 2)		97,727		75,409	93,752	72,342
Deferred income tax liabilities (Notes 2 and 16)		433,835		323,096	416,189	309,954
Long-term currency swap (Notes 2 and 22)		70,307		96,743	67,447	92,808
Guarantee deposits received and other (Note 21)		43,165		38,034	41,410	36,487

Total Long-Term Liabilities		4,018,211		4,033,902	3,854,769	3,869,822

Total Liabilities		6,283,911		6,893,613	6,028,311	6,613,213

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)		44,639		44,639	42,823	42,823
Capital surplus (Notes 2 and 12)		2,966,198		2,983,166	2,845,547	2,861,825
Retained earnings : (Note 13)
Appropriated		5,470,701		4,733,936	5,248,178	4,541,382
Unappropriated		1,351,185		1,422,772	1,296,225	1,364,900
Capital adjustments :
Treasury stock (Note 14)		(2,047,105)		(2,047,105)	(1,963,838)	(1,963,838)
Unrealized profit (loss) on valuation of long-term investment securities, net (Notes 2, 3 and 16)		13,001		(89,842)	12,472	(86,188)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 16)		102,605		124,145	98,432	119,095
Loss on valuation of currency swap, net (Notes 2, 16 and 22)		(18,565)		(49,452)	(17,810)	(47,441)
Stock options (Notes 2 and 15)		3,480		4,833	3,338	4,637

Total Stockholders’ Equity		7,886,139		7,127,092	7,565,367	6,837,195

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	14,170,050	~~W~~	14,020,705	$13,593,678	$13,450,408

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	Three months	Nine months	Three months	Nine months	Three months	Nine months	Three months	Nine months
	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30	ended September 30
		(In millions except for per share data)				(In thousands except for per share data)
OPERATING REVENUE (Notes 2 and 21)	~~W~~2,595,485	~~W~~7,534,571	~~W~~2,434,269	~~W~~7,218,832	$2,489,913	$7,228,100	$2,335,254	$6,925,203

OPERATING EXPENSES (Notes 2 and 21)
Labor cost	(98,112)	(295,684)	(87,814)	(324.409)	(94,121)	(283,657)	(84,242)	(311,214)
Commissions paid	(747,222)	(2,176,985)	(696,905)	(2,168,565)	(716,828)	(2,088,435)	(668,558)	(2,080,358)
Depreciation and amortization (Notes 2, 6, 7 and 10)	(379,392)	(1,080,445)	(395,441)	(1,113,416)	(363,960)	(1,036,498)	(379,356)	(1,068,127)
Network interconnection	(238,966)	(697,319)	(214,005)	(613,477)	(229,246)	(668,955)	(205,300)	(588,524)
Leased line	(98,252)	(290,309)	(94,406)	(266,597)	(94,256)	(278,501)	(90,566)	(255,753)
Advertising	(67,234)	(189,587)	(69,392)	(248,286)	(64,499)	(181,875)	(66,569)	(238,187)
Research and development (Note 2)	(51,772)	(149,236)	(56,638)	(151,393)	(49,666)	(143,166)	(54,334)	(145,235)
Rent	(43,814)	(130,897)	(42,784)	(123,052)	(42,032)	(125,573)	(41,044)	(118,047)
Frequency usage	(38,555)	(116,288)	(37,871)	(105,211)	(36,987)	(111,558)	(36,331)	(100,932)
Cost of goods sold	(4,323)	(8,678)	(1,570)	(2,618)	(4,147)	(8,325)	(1,506)	(2,512)
Other	(156,910)	(400,358)	(126,105)	(336,607)	(150,528)	(334,073)	(120,977)	(322,913)

Sub-total	(1,924,552)	(5,535,786)	(1,822,931)	(5,453,631)	(1,846,270)	(5,310,616)	(1,748,783)	(5,231,802)

OPERATING INCOME	670,933	1,998,785	611,338	1,765,201	643,643	1,917,484	586,471	1,693,401

OTHER INCOME:
Interest income (Note 3)	12,521	35,830	14,907	52,590	12,012	34,373	14,301	50,451
Dividends	5,076	21,506	3,912	22,704	4,870	20,631	3,753	21,781
Commissions (Note 21)	7,295	23,369	8,116	24,356	6,998	22,418	7,786	23,365
Equity in earnings of affiliates (Notes 2 and 4)	22,317	40,484	14,386	58,240	21,409	38,837	13,801	55,871
Foreign exchange and translation gains (Note 2)	861	1,384	187	10,135	826	1,328	179	9,723
Reversal of allowance for doubtful accounts	—	428	161	453	—	411	154	435
Gain on disposal of investment assets (Notes 3 and ???	176,053	177,010	425	512	168,892	169,810	408	491
Gain on disposal of property and equipment	140	744	1,245	1,629	134	714	1,194	1,563
Gain on transaction and valuation of currency swap (Notes 2 and 22)	1,669	4,314	—	2,850	1,601	4,139	—	2,734
Other	6,507	26,045	6,059	22,540	6,242	24,985	5,813	21,622

Sub-total	232,439	331,114	49,398	196,009	222,984	317,646	47,389	188,036

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Accountants’ Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions except for per share data)								(In thousands except for per share data)
OTHER EXPENSES :
Interest and discounts	~~W~~	(59,588)	~~W~~	(191,520)	~~W~~	(78,742)	~~W~~	(235,477)	$(57,164)	$(183,730)	$(75,539)	$(225,899)
Donations		(13,358)		(31,076)		(2,471)		(7,656)	(12,815)	(29,812)	(2,370)	(7,345)
Foreign exchange and translation losses (Note 2)		(344)		(1,068)		(324)		(2,718)	(330)	(1,025)	(311)	(2,607)
Loss on transaction and valuation of currency swap (Notes 2 and 22)		—		—		(658)		(2,801)	—		(631)	(2,687)
Equity in losses of affiliates (Notes 2 and 4)		(20,326)		(57,524)		—		—	(19,499)	(55,184)	—	—
Loss on disposal of investment assets		(1)		(63)		(1)		(810)	(1)	(60)	(1)	(777)
Loss on disposal of property, equipment and intangible assets		(498)		(3,982)		(868)		(8,936)	(478)	(3,820)	(833)	(8,573)
Other		(19,666)		(57,176)		(24,202)		(68,389)	(18,866)	(54,851)	(23,218)	(65,607)

Sub-total		(113,781)		(342,409)		(107,266)		(326,787)	(109,153)	(328,482)	(102,903)	(313,495)

ORDINARY INCOME		789,591		1,987,490		553,470		1,634,423	757,474	1,906,648	530,957	1,567,942

INCOME BEFORE INCOME TAXES		789,591		1,987,490		553,470		1,634,423	757,474	1,906,648	530,957	1,567,942

PROVISION FOR INCOME TAXES (Notes 2 and 16)		(201,713)		(564,085)		(157,934)		(487,643)	(193,508)	(541,141)	(151,510)	(467,808)

NET INCOME	~~W~~	587,878	~~W~~	1,423,405	~~W~~	395,536	~~W~~	1,146,780	$563,966	$1,365,507	$379,447	$1,100,134

NET INCOME PER SHARE	~~W~~	7,986	~~W~~	19,336	~~W~~	5,373	~~W~~	15,578	$7.66	$18.55	$5.15	$14.94

(In Korean won and U.S. dollars) (Note 17)

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO. LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Accountant’s Review Report)

	Korean Men								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	~~W~~	587,878	~~W~~	1,423,405	~~W~~	395,536	~~W~~	1,146,780	$563,966	$1,365,507	$379,447	$1,100,134

Expenses not involving cash payments :
Provision for severance indemnities		10,563		29,137		8,654		41,851	10,133	27,952	8,302	40,149
Depreciation and amortization		409,075		1,168,603		427,044		1,204,097	392,437	1,121,070	409,674	1,155,120
Allowance for doubtful accounts		31,906		66,781		23,169		19,383	30,608	64,065	22,228	18,595
Foreign translation loss		—		63		217		1,899	—	60	208	1,822
Loss on transaction and valuation of currency swap		—		—		658		2,801	—	—	20,631	2,687
Equity in losses of affiliates		20,326		57,524		—		—	19,499	55,184	—	—
Loss on impairment of long-term investment securities				—		1,000		12,782	—	—	959	12,262
Loss on disposal of investment assets		1		63		1		810	1	60	1	777
Loss on disposal of property, equipment and intangible assets		498		3,982		868		8,936	478	3,820	833	8,573
Amortization of discounts on bonds and other		12,128		37,095		13,153		32,436	11,634	35,586	12,616	31,115

Sub-total		484,497		1,363,248		474,764		1,324,995	464,790	1,307,797	455,452	1,271,100

Income not involving cash receipts :
Foreign translation gain		(93)		(96)		—		(175)	(89)	(91)	—	(168)
Reversal of allowance for doubtful accounts		—		(428)		(161)		(453)	—	(411)	(154)	(435)
Equity in earnings of affiliates		(22,317)		(40,484)		(14,386)		(58,240)	(21,409)	(38,837)	(13,801)	(55,871)
Gain on disposal of investment assets		(176,053)		(177,010)		(426)		(512)	(168,893)	(169,810)	(408)	(491)
Gain on disposal of property and equipment		(140)		(744)		(1,245)		(1,629)	(134)	(714)	(1,194)	(1,563)
Gain on transaction and valuation of currency swap		(1,669)		(4,314)		—		(2,850)	(1,601)	(4,139)	—	(2,734)
Other		—		—		—		(2,534)	—	—	—	(2,430)

Sub-total		(200,272)		(223,076)		(16,218)		(66,393)	(192,126)	(214,002)	(15,557)	(63,692)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Account’s Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
		Three months		Nine months	Three months		Nine months		Three months	Nine months	Three months	Nine months
		ended September 30		ended September 30	ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	(In millions)								(In thousands)
Changes in assets and liabilities related to operating activities :
Accounts receivable — trade	~~W~~	(22,864)	~~W~~	(75,558)	~~W~~	9,611	~~W~~	59,738	$(21,934)	$(72,485)	$9,220	$57,308
Accounts receivable — other		(79,074)		(39,107)		(479,659)		(974,531)	(75,858)	(37,516)	(460,149)	(934,892)
Inventories		(2,512)		(3,030)		(4,336)		(5,814)	(2,410)	(2,907)	(4,159)	(5,578)
Prepaid expenses		3,885		6,529		3,801		(1,016)	3,727	6,263	3,646	(975)
Accrued income and other		(2,528)		(25,508)		1,714		(6,122)	(2,436)	(24,470)	1,679	(5,872)
Accounts payable		36,047		(380,162)		187,893		(106,010)	34,582	(364,699)	180,250	(101,698)
Income taxes payable		(88,650)		(25,216)		(173,511)		(279,513)	(85,044)	(24,190)	(166,453)	(268,144)
Accrued expenses		58,058		114,689		(22,836)		846	55,696	110,024	(21,907)	812
Withholdings		(5,954)		54,288		(9,575)		36,933	(5,713)	52,080	(9,186)	35,431
Current portion of facility deposits		371		1,202		1,671		3,666	356	1,153	1,604	3,517
Advance receipts and other		(28,004)		(16,757)		9,693		5,145	(26,863)	(16,075)	9,300	4,937
Deferred income taxes		(16,027)		4,347		65,276		97,970	(15,376)	4,170	62,621	93,985
Severance indemnity payments		(3,402)		(17,937)		(4,207)		(19,139)	(3,264)	(17,207)	(4,036)	(18,361)
Deposits for group severance indemnities and other deposits		1,996		9,624		2,518		8,180	1,926	9,233	2,379	7,847

Sub-total		(148,658)		(392,596)		(411,947)		(1,179,667)	(142,611)	(376,626)	(395,191)	(1,131,683)

Net Cash Provided by Operating Activities		723,445		2,170,981		442,135		1,225,715	694,019	2,082,676	424,151	1,175,859

(continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS(CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Accountant’s Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
				(In millions)							(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in trading securities	~~W~~	—	~~W~~	—	~~W~~	155,326	~~W~~	440,894	$—	$—	$149,008	$422,960

Decrease in current portion of long-term investment securities		—		3,600		24,893		62,371	—	3,454	23,880	59,834
Decrease in short-term loans		20,009		51,495		20,881		60,197	19,195	49,400	20,032	57,748
Decrease in long-term financial instruments				—		50,000		50,000	—	—	47,966	47,966
Proceeds from sales of long-term investment securities		2,271		3,985		692		1,426	2,179	3,823	664	1,368
Proceeds from sales of equity securities accounted for using the equity method		290,979		291,579		531		2,710	279,143	279,719	509	2,600
Decrease in guarantee deposits		7,194		125,021		10,640		17,915	6,902	119,936	10,207	17,186
Decrease in other non-current assets		10,729		26,944		8,083		30,953	10,292	25,848	7,754	29,695
Proceeds from disposal of property and equipment		488		18,948		1,770		6,649	468	18,177	1,699	6,379
Proceeds from disposal of intangible assets		—		53		—		1	—	51	—	1

Sub-total		331,670		521,625		272,816		673,116	318,179	500,408	261,719	645,737

Cash outflows for investing activities :
Increase in short-term financial instruments		(7,339)		(24,942)		(54,050)		(60,946)	(7,040)	(23,927)	(51,851)	(58,467)
Increase of trading securities		(10,030)		(34,976)		—		—	(9,622)	(33,553)	—	—
Increase in short-term loans		(8,172)		(52,136)		(10,790)		(43,744)	(7,840)	(50,015)	(10,351)	(41,965)
Increase in long-term financial instruments		—		—		—		(60,000)	—	—	—	(57,559)
Acquisition of long-term investment securities		—		(12,615)		(70)		(52,406)	—	(12,102)	(67)	(50,274)
Acquisition of equity securities accounted for using the equity method		(101,425)		(208,569)		(37,842)		(96,252)	(97,300)	(200,085)	(36,303)	(92,337)
Increase in long-term loans		(852)		(2,397)		(878)		(5,338)	(818)	(2,300)	(841)	(5,121)
Increase in guarantee deposits and other non-current assets		(25,676)		(66,908)		(24,033)		(85,996)	(24,632)	(64,188)	(23,056)	(82,498)
Acquisition of property and equipment		(412,654)		(777,921)		(407,749)		(879,388)	(395,869)	(746,279)	(391,164)	(843,619)
Increase in intangible assets		(12,670)		(136,690)		(12,446)		(21,161)	(12,154)	(131,130)	(11,940)	(20,300)

Sub-total		(578,818)		(1,317,154)		(547,858)		(1,305,231)	(555,275)	(1,263,579)	(525,573)	(1,252,140)

Net Cash Used in Investing Activities		(247,148)		(795,529)		(275,042)		(632,115)	(237,096)	(763,171)	(263,854)	(606,403)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Accountant’s Review Report)

	Korean won								Translation into U.S. dollars (Note 2)
	2005				2004				2005		2004
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
			(In millions)							(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities :
Issuance of bonds	~~W~~	—	~~W~~	193,683	~~W~~	—	~~W~~	1,018,020	$—	$185,805	$—	$976,612
Increase in short-term borrowings		—		—		310,000		—	—	—	297,391	—
Other		1,706		22,257		4,352		16,322	1,637	21,352	4,175	15,657

Sub-total		1,706		215,940		314,352		1,034,342	1,637	207,157	301,566	992,269

Cash outflows for financing activities :
Repayment of short-term borrowings		(300,000)		(200,000)		—		(238,669)	(287,797)	(191,865)	—	(228,961)
Repayment of current portion of long-term debt		—		(500,000)		(401,633)		(868,403)	—	(479,662)	(385,296)	(833,080)
Payment of dividends		(73,624)		(758,153)		(73,569)		(478,279)	(70,628)	(727,315)	(70,577)	(458,825)
Decrease in facility deposits		(1,100)		(6,838)		(4,075)		(10,880)	(1,055)	(6,560)	(3,909)	(10,437)
Acquisition of treasury stock		—		—				(2)	—	—	—	(2)
Other		(549)		(17,127)		(1,609)		(5,221)	(529)	(16,431)	(1,544)	(5,009)

Sub-total		(375,273)		(1,482,118)		(480,886)		(1,601,454)	(360,009)	(1,421,833)	(461,326)	(1,536,314)

Net Cash Used in Financing Activities		(373,567)		(1,266,178)		(166,534)		(567,112)	(358,372)	(1,214,676)	(159,760)	(544,045)

NET INCREASE IN CASH AND CASH EQUIVALENTS		102,730		109,274		559		26,488	98,551	104,829	537	25,411
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		119,510		112,966		54,322		28,393	114,649	108,371	52,112	27,238

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	222,240	~~W~~	222,240	~~W~~	54,881	~~W~~	54,881	$213,200	$213,200	$52,649	$52,649

     See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the “Company”) as of September 30, 2005 and the related non-consolidated statements of income and cash flows for the three months and nine months ended September 30, 2005 and 2004 (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated January 28, 2005, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2004, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our reviews, nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside Korea.
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
October 27, 2005
Notice to Readers
This report is effective as of October 27, 2005, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modifications to the accountants’ review report.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(See Independent Accountants’ Review Report)
1.	GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of September 30, 2005, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)
SK Group	19,760,874	24.02
POSCO Corp.	4,098,496	4.98
Institutional investors and other minority shareholders	49,754,926	60.47
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Presentation
The accompanying non-consolidated statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.
The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of ~~W~~1,042.4 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the nine months ended September 30, 2005. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.
b.   Adoptions of New Statements of Korea Accounting Standards (“SKAS”)
On January 1, 2005, the Company adopted SKAS No.15 through No.17, which are effective from the fiscal year beginning after December 31, 2004. The adoption of such accounting standards did not materially affect the Company’s financial statements except as follows :
Through 2004, the Company discontinued applying the equity method of accounting for an investment when the investment is reduced to zero and did not provide for additional losses. Effective January 1, 2005, additional losses are provided for to the extent that the Company has other investment assets related to the equity method investee, including preferred stock and long-term receivables, pursuant to adoption of SKAS No.15, “Investments : Equity Method”. As a result of this accounting change, total assets as of September 30, 2005 decreased by ~~W~~3,904 million and ordinary income and net income for the nine months ended September 30, 2005 decreased by ~~W~~3,904 million (See Note 4).
Through 2004, tax effects of temporary differences related to capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly capital surplus or capital adjustments, which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005 deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions based on the classification of related assets or liabilities for financial reporting purposes. As a result of this accounting change, total assets and total liabilities as of September 30, 2005 increased by ~~W~~56,412 million and ~~W~~114,929 million, respectively, and total stockholders’ equity as of September 30, 2005 decreased by ~~W~~58,517 million which was directly reflected in capital surplus or capital adjustments (See Note 16).
Such accounting changes are prospectively applied as allowed by SKAS No. 15 through No. 17. As a result, the non-consolidated balance sheet as of December 31, 2004 and the non-consolidated statements of income and cash flows for the three months and nine months ended September 30, 2004, which are comparatively presented herein, were not adjusted to reflect the effect of adoption of SKAS No. 15 through No. 17.

c.	Allowance for Doubtful Accounts
Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.
d.	Inventories
Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such valuation loss for the three months and nine months ended September 30, 2005 and 2004.
e.	Securities (excluding securities accounted for using the equity method of accounting)
Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.
Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.
Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.
Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

f.	Investment Securities Accounted for Using the Equity Method of Accounting
Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account (See Note 4). In addition, effective January 1, 2005, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.
g.	Property and Equipment
Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.
Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~30 years) of the related assets (See Note 6).
Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.
h.	Intangible Assets
Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the nine months ended September 30, 2005 and 2004 was ~~W~~245,212 million and ~~W~~235,556 million, respectively and for the three months ended September 30, 2005 and 2004 was ~~W~~81,639 million and ~~W~~79,374 million, respectively.
With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.08% as of September 30, 2005). The future payment obligations are ~~W~~90,000 million in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010, and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

i.	Convertible Bonds
The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.
j.	Discounts on Bonds
Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.
k.	Valuation of Long-term Payables
Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.
l.	Provisions, Contingent Liabilities and Contingent Assets
The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 18).

The Company does not recognize the following obligations as liabilities ;
Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.
Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential asset related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.
m.	Accrued Severance Indemnities
In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.
The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~145,604 million and ~~W~~155,228 million as of September 30, 2005 and December 31, 2004, respectively, are deducted from accrued severance indemnities.
In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~5,259 million and ~~W~~5,612 million as of September 30, 2005 and December 31, 2004, respectively, are deducted from accrued severance indemnities.
Actual payment of severance indemnities amounted to ~~W~~17,937 million and ~~W~~19,139 million for the nine months ended September 30, 2005 and 2004, respectively, and ~~W~~3,402 million and ~~W~~4,207 million for the three months ended September 30, 2005 and 2004, respectively.
n.	Accounting for Employee Stock Option Compensation Plan
The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options that were expired, due to such stock options not being exercised within the exercisable period, are transferred to other capital surplus from capital adjustments.
o.	Accounting for Leases
Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.
Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.
p.	Research and Development Costs
The Company charges substantially all research and development costs to current operations as incurred. The Company incurred internal research and development costs of ~~W~~149,236 million and ~~W~~151,393 million for the nine months ended September 30, 2005 and 2004, respectively, and ~~W~~51,772 million and ~~W~~56,638 million for the three months ended September 30, 2005 and 2004, respectively. In addition, external research and development costs were ~~W~~51,394 million and ~~W~~51,412 million for the nine months ended September 30, 2005 and 2004, respectively, and ~~W~~17,131 million and ~~W~~17,137 million for the three months ended September 30, 2005 and 2004, respectively. All research and development costs were charged to current operations.

q.	Accounting for Foreign Currency Transactions and Translation
Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, ~~W~~1,038.00=US$1 and ~~W~~1,043.80=US$1 at September 30, 2005 and December 31, 2004, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.
r.	Derivative Instruments
The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portion of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.
s.	Revenue Recognitions
          Operating revenue is recognized when cellular telephone communication services are provided.

t.	Income Taxes
Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable.
3.	INVESTMENT SECURITIES
a. Trading Securities
Trading securities as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	September 30, 2005						December 31, 2004
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	675,363	~~W~~	675,36	~~W~~	675,363	~~W~~	640,389

b. Long-term Investment Securities
Long-term investment securities as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	September 30, 2005		December 31, 2004
Available-for-sale equity securities	~~W~~	989,812	~~W~~	872,209
Available-for-sale debt securities		1,588		4,928
Held-to-maturity securities		50,000		50,000

Total		1,041,400		927,137
Less current portion		(50,000)		(3,600)

Long-term portion	~~W~~	991,400	~~W~~	923,537

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

								Carrying amount
		percentage	Acquisition
		(%) at	cost at		Fair value at
	Number of	September 30,	September 30,		September 30,			September		December
	shares	2005	2005		2005			30, 2005		31, 2004
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	3,555		~~W~~	3,555	~~W~~	2,023
Hanaro Telecom Inc.	22,090,000	4.8		121,677		60,637			60,637		71,019
Korea Radio Wave Basestation Management	234,150	4.5		1,171		2,250			2,250		2,178
POSCO Corporation	2,481,310	2.7		332,662		580,627			580,627		464,005
INNOTG Co., Ltd.	59,473	3.3		1,695		52			52		152
SINJISOFT Corporation	—	—		—		—	(note a)		—		590
Cowon Systems, Inc.	413,061	3.9		983		1,475			1,475		1,600

sub-total				463,969		648,596			648,596		541,567

(Investments in non-listed companies)
Powercomm Co., Ltd.	7,500,000	5.0		240,243		71,565	(note b)		71,565		71,565
Japan MBCO	54,000	7.3		27,332		(note d)			27,332		27,332
Real Telecom Co., Ltd.	398,722	8.3		5,981		—	(note c)		—		—
Enterprise Networks Co., Ltd.	423,244	4.0		14,438		—	(note c)		—		—
Eonex Technologies Inc.	144,000	14.1		3,600		(note d)			4,593		4,593
WiderThan Co., Ltd.	2,000,000	14.3		1,000		(note d)			3,188		3,188
Korea Economic Daily	2,792,759	13.8		13,964		(note d)			13,964		2,077
Others				100,265			(note e)		25,238		25,481

sub-total				406,823					145,880		134,236

(Investments in funds)
Korea IT Fund				190,000		(note d)			190,000		190,000
Others				5,336		(note d)			5,336		6,406

sub-total				195,336					195,336		196,406

Total								~~W~~	989,812	~~W~~	872,209

(note a)	The investment in common stock of SINJISOFT Corporation was sold and the Company recorded a gain on disposal of ~~W~~931 million for the nine months ended September 30, 2005.

(note b)	The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows as of December 31, 2004. Based on the advice of the outside professional valuation company that there was no significant change which had an effect on the fair value of Powercomm Co., Ltd. for the nine months ended September 30, 2005, no additional unrealized loss or recovery on valuation of such investments was recorded.

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd. and Enterprise Networks Co., Ltd., the Company recorded impairment losses of ~~W~~ 20,419 million for the year ended December 31, 2004.

(note d)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investments in common stock of Eonex Technologies Inc. and WiderThan Co., Ltd. were reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003 and 2004, respectively, as the Company’s ownership in such investees decreased to less than 20% and the Company lost significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note e)	Due to the impairment of the Company’s investments in common stock of Mobilewelcom Co., Ltd. in 2004, the Company recorded impairment losses of ~~W~~1,000 million for the year ended December 31, 2004.
The changes in unrealized gains (losses) on investments in common stock during the nine months ended September 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the nine months ended September 30, 2005
						Transferred to
	Beginning		Increase/			realized			Tax effect			Ending
	balance		(decrease)			gain (loss)			(note)			balance
Digital Chosunilbo Co., Ltd.	(~~W~~	3,758)	~~W~~	1,532		~~W~~	—		~~W~~	612	(	~~W~~	1,614)
Hanaro Telecom Inc.		(50,657)		(10,382)			—			16,786			(44,253)
Korea Radio Wave Basestation Management		1,007		73			—			(297)			783
POSCO Corporation		131,343		116,621			—			(68,190)			179,774
INNOTG Co., Ltd.		(1,543)		(100)			—			452			(1,191)
SINJISOFT Corporation		460		—			(460)			—			—
Cowon Systems, Inc.		—		585			(94)			(135)			356
Powercomm Co., Ltd.		(168,678)		—			—			46,386			(122,292)
Eonex Technologies Inc.		2,011		—			—			(553)			1,458
WiderThan Co., Ltd.		(27)		—			—			7			(20)

Total	(~~W~~	89,842)	~~W~~	108,329	(	~~W~~	554)	(	~~W~~	4,932)		~~W~~	13,001

(note)	These represent adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities in accordance with SKAS No. 16 “Income Taxes”, which is effective January 1, 2005.

	For the nine months ended September 30, 2004
						Transferred to
	Beginning			Increase/		realized		Ending
	balance			(decrease)		gain (loss)		balance
Digital Chosunilbo Co., Ltd.	(~~W~~	2,934)	(	~~W~~	1,070)	~~W~~	—	(~~W~~	4,004)
Hanaro Telecom Inc.		(55,469)			4,480		—		(50,989)
Korea Radio Wave Basestation Management		1,498			(726)		—		772
POSCO Corporation		71,792			21,091		—		92,883
INNOTG Co., Ltd.		—			(1,439)		—		(1,439)
Powercomm Co., Ltd.		(171,835)			—		—		(171,835)

Total	(~~W~~	156,948)		~~W~~	22,336	~~W~~	—	(~~W~~	134,612)

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

				Carrying amount
				September 30,		December
	Maturity	Acquisition cost		2005		31, 2004
Public bonds	(note a)	~~W~~	1,588	~~W~~	1,588	~~W~~	1,328
Convertible bonds of Real Telecom Co., Ltd. (note b)	March, 2007		10,656		—		—
Convertible bonds of Eonex Technologies, Inc. (3rd) (note c)	January, 2005		—		—		3,600

Total			12,244		1,588		4,928
Less current portion of available-for-sale debt securities			—		—		(3,600)

Long-term available-for-sale debt securities		~~W~~	12,244	~~W~~	1,588	~~W~~	1,328

The interest income incurred from available-for-sale debt securities for the nine months ended September 30, 2005 and 2004 are ~~W~~645 million and ~~W~~369 million, respectively, and for the three months ended September 30, 2005 and 2004 are ~~W~~15 million and ~~W~~111 million, respectively.

(note a)	The maturities of public bonds as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

Maturity	September 30, 2005		December 31, 2004
Within five years	~~W~~	1,226	~~W~~	904
Within ten years		362		424

	~~W~~	1,588	~~W~~	1,328

(note b)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share over the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million for the year ended December 31, 2004.

(note c)	The convertible bonds of Eonex Technologies, Inc. (3rd) were all settled in cash during the nine months ended September 30, 2005.
b-(3). Held-to-maturity Securities
Held-to-maturity securities as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

				Carrying amount
				September 30,		December
	Maturity	Acquisition cost		2005		31, 2004
Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. (former : SK Life Insurance Co., Ltd.)	April 6, 2006	~~W~~	50,000	~~W~~	50,000	~~W~~	50,000

Total					50,000		50,000
Less current portion of held-to-maturity securities					(50,000)		—

Long-term held-to-maturity securities				~~W~~	—	~~W~~	50,000

Interest income from held-to-maturity securities for the nine months ended September 30, 2005 and 2004 are ~~W~~3,366 million and ~~W~~10,114 million, respectively, and for the three months ended September 30, 2005 and 2004 are ~~W~~1,134 million and ~~W~~6,195 million, respectively.

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

Equity securities accounted for using the equity method of accounting as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won, except for share data) :

	September 30, 2005							Carrying Amount
	Number	Ownership	Acquisition		Net Asset			September		December
	of shares	Percentage (%)	Cost		Value			30, 2005		31, 2004
SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.)	2,205,421	29.1	~~W~~	26,309	~~W~~	59,156	(note a)	~~W~~	60,188	~~W~~	190,896
SK Capital Co., Ltd.	10,000,000	100.0		50,000		34,891	(note b)		34,891		34,891
SK Communications Co., Ltd.	7,844,454	91.1		175,441		130,318			150,793		143,096
SK Telink Co., Ltd.	943,997	90.8		5,296		69,442			69,442		56,182
SK C&C Co., Ltd.	300,000	30.0		19,071		225,608			230,580		201,353
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—	(note b)		—		—
STIC Ventures Co., Ltd.	1,600,000	24.1		8,000		7,478	(note b)		7,478		7,321
Paxnet Co., Ltd.	5,590,452	67.1		26,563		8,249			26,754		25,244
Global Credit & Information Corp.	300,000	50.0		2,410		2,384	(note b)		3,023		3,054
TU Media Corp.	7,800,000	28.5		39,000		15,815			15,815		34,607
Aircross Co., Ltd.	600,000	38.1		300		940	(note b)		940		944
SLD Telecom PTE. Ltd.	75,941,700	55.1		89,203		53,716			54,127		59,804
Skytel Co., Ltd.	1,756,000	28.6		2,159		3,713	(note b)		3,713		3,633
SK China Company Ltd.	28,160	20.7		3,195		1,916	(note b)		830		803
SK Telecom International, Inc.	1,099	100.0		17,467		24,981			24,981		21,995
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340		9,212	(note b)		9,212		9,212
SK USA, Inc.	49	49.0		3,184		3,055	(note b)		3,055		3,184
Centurion IT Investment Association		37.5		3,000		2,928	(note b)		2,928		3,205
SK-QC Wireless Development Fund		50.0		6,540		5,146	(note b)		5,146		5,145
SKT-HP Ventures, LLC.		50.0		6,415		5,281	(note b)		5,281		5,284
SK Telecom USA Holdings, Inc.	1,000	100.0		123,214		115,914	(note c)		115,914		—
IHQ, Inc.	8,000,000	21.7		14,440		7,380	(note d)		14,596		—
Seoul Records, Inc.	9,582,321	60.0		27,874		24,056			28,083		—
ULand Co., Ltd.	14,100,100	70.1		17,511		12,804			16,481		—
Other investments in affiliates				41,923			(note e)		41,923		16,393

Total								~~W~~	926,174	~~W~~	826,246

(note a)	4,542,000 shares of SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.) were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~175,488 million for the nine months ended September 30, 2005 in connection with such disposal.

(note b)	Net asset value was calculated based on the financial statements as of December 31, 2004, as the information as of September 30, 2005 was not available and the change in the Company’s portion of shareholders’ equity of the investee for the nine months ended September 30, 2005 was not expected to be material.

(note c)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest in and manage Helio, Inc, (former : SK-Earthlink), a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication service across the United States of America. In addition, the Company invested US$39 million in SK USA Holdings, Inc. during the third quarter of 2005 (See Note 23 (b)).

(note d)	In February 2005, the Company acquired 8,000,000 shares of IHQ, Inc., an entertainment management company, for ~~W~~1,805 per share with an option to purchase additional 5,000,000 shares at the previously agreed upon price during the period from March 15, 2006 to April 30, 2006, in order to secure high-quality contents for the Company’s wireless internet services.

(note e)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as their total assets at the beginning of 2005 were less than ~~W~~7 billion, and changes in the Company’s portion of shareholders’ equity of such investees were not expected to be material.
Details of the changes in investments in affiliates accounted for using the equity method for the nine months ended September 30, 2005 and 2004 are as follows (in millions of Korean won):

	For the nine months ended September 30, 2005
	Beginning balance			Equity in earnings	Equity in capital		Dividend		Ending
	or acquisition cost			(losses)	adjustments		received		balance
SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.) (note a)	~~W~~	75,418	(~~W~~	15,338)	~~W~~	108	~~W~~	—	~~W~~	60,188
SK Capital Co., Ltd. (note b)		34,891		—		—		—		34,891
SK Communications Co., Ltd		143,096		8,494		(797)		—		150,793
SK Telink Co., Ltd.		56,182		13,228		32		—		69,442
SK C&C Co., Ltd. (note e)		201,353		13,359		16,468		(600)		230,580
SK Wyverns Baseball Club Co., Ltd. (notes b and c)		—		(3,904)		—		—		—
STIC Ventures Co., Ltd. (note b)		7,321		(284)		441		—		7,478
Paxnet Co., Ltd.		25,244		1,510		—		—		26,754
Global Credit & Information Corp. (note b)		3,054		(31)		—		—		3,023
TU Media Corp. (note e)		34,607		(18,788)		(4)		—		15,815
Aircross Co., Ltd. (note b)		944		(4)		—		—		940
SLD Telecom PTE. Ltd. (note e)		59,804		(5,235)		(442)		—		54,127
Skytel Co., Ltd. (note b)		3,633		88		(8)		—		3,713
SK China Company, Ltd. (note b)		803		35		(8)		—		830
SK Telecom International, Inc.(note e)		21,995		3,048		(62)		—		24,981
SK Telecom China Co., Ltd. (note b)		9,212		178		(178)		—		9,212
SK USA, Inc. (note b and d)		3,184		168		(297)		—		3,055
Centurion IT investment Association (note b)		3,205		(277)		—		—		2,928
SKT-QC Wireless Development Fund (note b)		5,145		1		—		—		5,146
SKT-HP Ventures, LLC (note b)		5,284		—		(4)		—		5,281
SK Telecom USA Holdings, Inc. (note e)		123,214		(10,535)		3,235		—		115,914
IHQ, Inc. (note e)		14,440		166		(10)		—		14,596
Seoul Records, Inc. (note e)		27,874		209		—		—		28,083
ULand Co., Ltd. (note e)		17,511		(3,128)		2,098		—		16,481

	For the nine months ended September 30, 2005
	Beginning balance		Equity in earnings		Equity in capital		Dividend		Ending
	or acquisition cost		(losses)		adjustments		received		balance

Total	~~W~~	877,415		(17,040)		20,572		(600)	~~W~~	884,251

Less : six months ended June 30, 2005				(19,031)		(10,158)		(600)

Three months ended September 30, 2005			~~W~~	1,991	~~W~~	30,730	~~W~~	—

(note a)	4,542,000 shares of SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.) were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~175,488 million for the nine months ended September 30, 2005 in connection with such disposal.

(note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2004 as information as of September 30, 2005 was not available and the change in the Company’s portion of shareholders’ equity of the investee for the nine months ended September 30, 2005 was not expected to be material.

(note c)	Additional losses of ~~W~~3,904 million were provided for the nine months ended September 30, 2005 in accordance with SKAS No.15, which requires the Company to provide additional allowance for doubtful accounts related to long-term loans to SK Wyverns Baseball Club Co., Ltd. in the same amount.

(note d)	As the investee’s total assets at the beginning of 2005 were over ~~W~~7 billion and the change in the Company’s portion of the investee’s shareholders’ equity for the nine months ended September 30, 2005 was material, investments in equity securities of SK USA, Inc. were accounted for using the equity method of accounting, effective January 1, 2005.

(note e)	Investments in equity securities are carried using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2005. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors :
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

	For the nine months ended September 30, 2004
			Equity in					Dividend
	Beginning balance		earnings		Equity in capital			received and	Ending
	or acquisition cost		(losses)		adjustments			others	Balance
SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.) (note d)	~~W~~	159,275	~~W~~	36,627	~~W~~	—	(~~W~~	1,167)	~~W~~	194,735
SK Capital Co., Ltd.		45,864		(2,696)		(108)		—		43,060
SK Communications Co., Ltd		127,486		8,421		3,645		—		139,552
SK Telink Co., Ltd.		43,452		9,262		7		—		52,721
SK C&C Co., Ltd. (note d)		93,433		11,839		83,229		(600)		187,901
STIC Ventures Co., Ltd. (note a)		7,098		604		378		—		8,080
Paxnet Co., Ltd.		25,712		(343)		47		—		25,416
VCASH Co., Ltd. (note c)		943		(599)		—		(344)		—
Global Credit & Information Corp. (note a)		2,774		819		—		—		3,593
WiderThan Co., Ltd. (note a and b)		3,166		49		(27)		(3,188)		—
TU Media Corp.		39,000		(2,935)		337		—		36,402
Aircross Co., Ltd. (note a)		300		528		(19)		—		809
SLD Telecom PTE. Ltd.		47,518		(7,221)		(1,461)		—		38,836
Skytel Co., Ltd. (notes a and d)		3,053		724		60		(176)		3,661
SK China Co., Ltd. (note a)		2,187		(869)		5		—		1,323
SK Telecom International Inc. (note a)		18,963		3,956		(785)		—		22,134
Centurion IT investment association (note a)		3,126		60		—		—		3,186
SK-QC Wireless Development Fund (note a)		5,906		(43)		(223)		—		5,640
SKT-HP Ventures, LLC (note a)		5,964		57		(225)		—		5,796

Total	~~W~~	635,220		58,240		84,860		(5,475)	~~W~~	772,845

Less : six months ended June 30, 2004				43,854		63,039		(5,131)

Three months ended September 30, 2004			~~W~~	14,386	~~W~~	21,821	(~~W~~	344)

(note a)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2003, as information as of September 30, 2004 was not available and the change in the Company’s portion of shareholders’ equity of the investee for the nine months ended September 30, 2004 was not material.

(note b)	As the Company’s ownership in Widerthan.com decreased from 20.0% to 17.5% during the first quarter of 2004, investments in common stock of WiderThan Co., Ltd. were reclassified to available-for-sale securities at the end of the first quarter of 2004.

(note c)	During the nine months ended September 30, 2004, the Company sold all of its investments in VCASH Co., Ltd.

(note d)	During the nine months ended September 30, 2004, the Company received dividends from SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.), SK C&C Co., Ltd. and Skytel Co., Ltd. Such dividend amounts were deducted from the respective equity method investments.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees for the nine months ended September 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the nine months ended September 30, 2005
	Beginning						Ending
	balance		Increase		Amortization		balance
SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.)	~~W~~	3,286	(~~W~~	2,155)	(~~W~~	99)	~~W~~	1,032
SK Communications Co., Ltd.		24,622		—		(459)		24,163
SK C&C Co., Ltd.		5,276		—		(304)		4,972
Paxnet Co., Ltd.		19,310		—		(805)		18,505
Global Credit & Information Corp.		670		—		(31)		639
SLD Telecom PTE. Ltd.		428		—		(17)		411
IHQ, Inc.		—		7,401		(185)		7,216
Seoul Records, Inc.		—		4,078		(51)		4,027
ULand Co., Ltd.		—		3,922		(245)		3,677

Total	~~W~~	53,592		13,246		(2,196)	~~W~~	64,642

Less : six months ended June 30, 2005				7,401		(1,169)

Three months ended September 30, 2005			~~W~~	5,845	(~~W~~	1,027)

	For the nine months ended September 30, 2004
	Beginning						Ending
	balance		Increase		Amortization		balance
SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.)	~~W~~	—	~~W~~	3,414	(~~W~~	85)	~~W~~	3,329
SK Communications Co., Ltd.		21,799		3,121		(247)		24,673
SK C&C Co., Ltd.		5,682		—		(304)		5,378
Paxnet Co., Ltd.		20,383		—		(805)		19,578
Global Credit & Information Corp.		712		—		(31)		681
SLD Telecom PTE. Ltd.		—		933		—		933

Total	~~W~~	48,576		7,468		(1,472)	~~W~~	54,572

Less : six months ended June 30, 2004				3,596		(1,120)

Three months ended September 30, 2004			~~W~~	3,872	(~~W~~	352)

Details of changes in unrealized intercompany gains incurred from asset sales for the nine months ended September 30, 2005 are as follows (in millions of Korean won) :

	For the nine months ended September 30, 2005
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	—	~~W~~	3,688	~~W~~	—	~~W~~	3,688
SK China Company Ltd.		—		1,086		—		1,086

Total	~~W~~	—	~~W~~	4,774	~~W~~	—	~~W~~	4,774

The condensed financial information of the investees as of and for the nine months ended September 30, 2005 are as follows (in millions of Korean won) :

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (loss)
SKY Teletech Co., Ltd. (former : SK Teletech Co., Ltd.)	~~W~~	425,544	~~W~~	222,494	~~W~~	470,809	~~W~~	7,642
SK Communications Co., Ltd.		198,370		47,389		104,873		14,920
SK Telink Co., Ltd.		122,395		45,756		114,219		14,735
SK C&C Co., Ltd.		1,111,818		39,078		596,790		47,666
Paxnet Co., Ltd.		17,471		4,594		27,113		3,451
TU Media Corp.		370,862		315,287		9,637		(65,957)
SLD Telecom PTE. Ltd.		101,503		3,948		—		(9,786)
SK Telecom International Inc.		27,486		2,505		8,926		3,097
SK Telecom USA Holdings, Inc.		115,914		—		—		(10,535)
IHQ, Inc.		44,209		8,674		40,040		3,623
Seoul Records, Inc.		47,254		7,160		17,574		(2,634)
ULand Co., Ltd.		20,082		1,829		2,941		(2,797)
5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	September 30, 2005						December 31,
	Short-term		Long-term		Total		2004
Loans to employees’ stock ownership association	~~W~~	3,342	~~W~~	12,290	~~W~~	15,632	~~W~~	22,546
Loans to employees for housing and other		96		399		495		612

Total	~~W~~	3,438	~~W~~	12,689	~~W~~	16,127	~~W~~	23,158

6. PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	Useful lives
	(years)	September 30, 2005		December 31, 2004
Land	—	~~W~~	465,374	~~W~~	463,656
Buildings and structures	30,15		1,466,958		1,441,937
Machinery	6		9,766,873		9,452,751
Vehicles	4		20,477		20,268
Other	4		916,504		721,032
Construction in progress	—		242,968		138,002

			12,879,154		12,237,646
Less accumulated depreciation			(8,470,009)		(7,632,393)

Property and equipment, net		~~W~~	4,409,145	~~W~~	4,605,253

The standard value of land declared by the government as of September 30, 2005 and December 31, 2004 are ~~W~~420,171 million and ~~W~~401,771 million, respectively.

Details of change in property and equipment for the nine months ended September 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the nine months ended September 30, 2005
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	719	(~~W~~	504)	(~~W~~	1,503	~~W~~	—	~~W~~	465,374
Buildings and structures		1,163,070		7,663		(782)		18,531		(41,216)		1,147,266
Machinery		2,585,118		13,697		(17,901)		368,028		(820,928)		2,128,014
Vehicles		4,030		753		(116)		70		(1,626)		3,111
Other		251,377		500,868		(2,718)		(267,494)		(59,621)		422,412
Construction in progress		138,002		254,221		—		(149,255)		—		242,968

Total	~~W~~	4,605,253		777,921		(22,021)		(28,617)		(923,391)	~~W~~	4,409,145

Less : six months ended June 30, 2005				365,267		(21,189)		(19,972)		(595,955)

Three months ended September 30, 2005			~~W~~	412,654	(~~W~~	832)	(~~W~~	8,645)	(~~W~~	327,436)

	For the nine months ended September 30, 2004
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	446,574	~~W~~	56	(~~W~~	2,362)	~~W~~	1,827	~~W~~	—	~~W~~	446,095
Buildings and structures		840,237		3,549		(6,763)		2,534		(31,142)		808,415
Machinery		2,625,306		29,871		(1,324)		482,900		(870,460)		2,266,293
Vehicles		3,836		2,858		(315)		678		(2,254)		4,803
Other		326,109		455,383		(3,154)		(353,686)		(64,685)		359,967
Construction in progress		309,564		387,671		—		(184,936)		—		512,299

Total	~~W~~	4,551,626		879,388		(13,918)		(50,683)		(968,541)	~~W~~	4,397,872

Less : six months ended June 30, 2004				471,639		(12,538)		(38,636)		(620,871)

Three months ended September 30, 2004			~~W~~	407,749	(~~W~~	1,380)	(~~W~~	12,047)	(~~W~~	347,670)

7. INTANGIBLE ASSETS
Intangible assets as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	September 30, 2005						December 31, 2004
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts
Goodwill	~~W~~	2,335,532	(~~W~~	482,482)	~~W~~	1,853,050	~~W~~	2,335,532	(~~W~~	385,986)	~~W~~	1,949,546
Frequency use rights		1,384,433		(176,039)		1,208,394		1,267,053		(103,734)		1,163,319
Software development costs		221,313		(151,722)		69,591		221,278		(120,699)		100,579
Computer software		391,138		(192,964)		198,174		343,992		(153,248)		190,774
Other		102,605		(61,970)		40,635		101,367		(56,936)		44,431

	~~W~~	4,435,021	(~~W~~	1,065,177)	~~W~~	3,369,844	~~W~~	4,269,222	(~~W~~	820,603)	~~W~~	3,448,619

Details of changes in intangible assets for the nine months ended september 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the nine months ended September 30, 2005
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	96,496)	~~W~~	1,853,050
Frequency use rights		1,163,319		117,380		—		—		(72,305)		1,208,394
Software development costs		100,579		35		—		—		(31,023)		69,591
Computer software		190,744		17,804		(3)		29,364		(39,735)		198,174
Other		44,431		1,471		(214)		600		(5,653)		40,635

Total	~~W~~	3,448,619		136,690		(217)		29,964		(245,212)	~~W~~	3,369,844

Less : six months ended June 30, 2005				124,020		(203)		20,763		(163,573)

Three months ended September 30, 2005			~~W~~	12,670	(~~W~~	14)	~~W~~	9,201	(~~W~~	81,639)

	For the nine months ended September 30, 2004
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance
Goodwill	~~W~~	2,078,208	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	96,496)	~~W~~	1,981,712
Frequency use rights		1,251,278		—		—		—		(71,778)		1,179,500
Software development costs		133,833		2,181		—		10,596		(33,106)		113,504
Computer software		88,857		17,369		(1)		41,391		(28,475)		119,141
Other		48,092		1,611		(39)		523		(5,701)		44,486

Total	~~W~~	3,600,268		21,161		(40)		52,510		(235,556)	~~W~~	3,438,343

Less : six months ended June 30, 2004				8,715		(26)		40,058		(156,182)

Three months ended September 30, 2004			~~W~~	12,446	(~~W~~	14)	~~W~~	12,452	(~~W~~	79,374)

The book value as of September 30, 2005 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

	Amount		Description	Residual useful lives
Goodwill	~~W~~ 	1,853,050	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	15 years and 3 months
IMT license		1,083,797	Frequency use rights relating to W-CDMA service	(note a)
Wibro license		117,000	WiBro service	(note b)
DMB license		7,597	DMB service	10 years and 9 months
Development costs		69,591	Software for business use	1 ~ 5 years

(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The company purchased the WiBro license on March 20, 2005. The license period is seven years from that date. Amortization of the WiBro license will be on a straight line basis over the remaining useful life from the commencement date of the Company’s commercial WiBro services.
8.	BONDS PAYABLE
Bonds payable as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual interest	September 30,		December 31,
	Maturity year	rate (%)	2005		2004
Domestic general bonds	2005	6.0	~~W~~ 	—	~~W~~ 	500,000
”	2006	5.0 - 6.0		800,000		800,000
”	2007	5.0 - 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		—
”	2011	3.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		311,400		313,140
Convertible bonds (US$329,450)	2009	—		385,885		385,885

Total				3,197,285		3,499,025
Less discounts on bonds				(44,242)		(51,467)
Less conversion right adjustments				(69,603)		(82,245)
Add long-term accrued interest				24,808		24,808

Net				3,108,248		3,390,121
Less portion due within one year				(347,609)		(498,278)

Long-term portion			~~W~~ 	2,760,639	~~W~~ 	2,891,843

All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~ 235,625 per share of the Company’s common stock which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~ 225,518 per share in accordance with antidilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of September 30, 2005 is 1,718,700 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.
9.	SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.
Long-term subscription deposits held as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber		September 30, 2005		December 31, 2004
Cellular	~~W~~ 	200,000	~~W~~ 	24,602	~~W~~ 	31,440

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

10.	LEASES
As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. Depreciation expense related to capital leases for the nine months ended September 30, 2005 and 2004 was nil and ~~W~~37 million, respectively. For the nine months ended September 30, 2004, all capital leases were terminated and the Company acquired the related leased machinery free of charge.
As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. was transferred to the Company and the related lease expense for the nine months ended September 30, 2005 and 2004 was nil and ~~W~~261 million, respectively, as the operating lease was terminated in 2004.

11.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Swedish Krone and thousands of Euros) :

	September 30, 2005				December 31, 2004
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	172	~~W~~	179	US$	3,851	~~W~~	4,020
	EUR	1		1		—		—
	SEK	13		1		—		—
Accounts receivable — trade	US$	10,672		11,078	US$	2,163		2,257
Accounts receivable — other	US$	3,141		3,261	US$	2,930		3,058
Guarantee deposits	JPY	16,156		148	JPY	15,756		160
”		—		—	US$	142		149

			~~W~~	14,668			~~W~~	9,644

Accounts payable	US$	4,990		5,179	US$	5,158		5,384
”	JPY	9,451		87	JPY	38,618		391
”	HK$	332		44	HK$	217		29
”	GBP	66		120	GBP	67		135
”	SG$	8		5	SG$	5		3
”	CNY	1		1	CNY	1		1
”	EUR	157		196	EUR	119		169

			~~W~~	5,632			~~W~~	6,112

 `

12. CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of September 30, 2005 and December 31, 2004 are as follows :

	September 30, 2005	December 31, 2004
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711
Significant changes in capital stock and capital surplus for the nine months ended September 30, 2005 and for the year ended December 31, 2004 are as follows (in millions of Korean won except for share data) :

	Number of shares
	issued	Capital stock		Capital surplus
At January 1, 2004	82,276,711	~~W~~	44,639	~~W~~	2,915,964
Excess unallocated purchase price (note a)	—		—		(77)
Consideration for conversion rights (note b)	—		—		67,279

At December 31, 2004	82,276,711		44,639		2,983,166
Deferred tax liabilities deducted from capital surplus (note c)	—		—		(18,501)
Transferred from stock option in capital adjustment (note d)	—		—		1,533

September 30, 2005	82,276,711	~~W~~	44,639	~~W~~	2,966,198

(note a)	During the year ended December 31, 2004, the Company paid ~~W~~77 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock on May 27, 2004 and the consideration for conversion right of ~~W~~67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2 (i)).

(note c)	Tax effects of consideration for conversion rights, which resulted in temporary differences, was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the nine months ended September 30, 2005.

(note d)	During the nine months ended September 30, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP (See Note 2 (n)) .

13. RETAINED EARNINGS
Retained earnings as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	September 30, 2005		December 31, 2004
Appropriated	~~W~~	5,470,701	~~W~~	4,733,936
Unappropriated		1,351,185		1,422,772

	~~W~~	6,821,886	~~W~~	6,156,708

The details of appropriated retained earnings as of September 30, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	September 30, 2005		December 31, 2004
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		822,061		776,296
Reserve for business expansion		4,116,138		3,425,138

Total	~~W~~	5,470,701	~~W~~	4,733,936

a. Legal Reserve
The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
b. Reserve for Improvement of Financial Structure
The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
c. Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development
Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

14. TREASURY STOCK
Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2004. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for ~~W~~1,771,507 million through 2004 in order to stabilize the market price of its stock.
Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for ~~W~~1,853,643 million.
On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was ~~W~~584,646 million.
On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by ~~W~~1,008,882 million including the tax effect of ~~W~~9,373 million, in accordance with the Korean Commercial Laws.
On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for ~~W~~525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by ~~W~~537,138 million including the tax effect of ~~W~~11,964 million, in accordance with Korean Commercial Laws.
15. STOCK OPTIONS
On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share, respectively. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was ~~W~~3 million, were forfeited.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the three months and nine months ended September 30, 2005 and 2004 and the outstanding balance of stock option in capital adjustment as of September 30, 2005 and December 31, 2004 are as follows and there is no compensation cost to be recognized for periods after September 30, 2005 (in millions of Korean won) :

			Recognized				Recognized
			compensation cost				compensation cost
			for the three months				for the nine months				Stock option in
	Total		ended September 30,				ended September 30,				capital adjustment
	Compensation												December
Grant date	cost		2005		2004		2005		2004		September 30, 2005		31, 2004
March 17, 2000 (note)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,533
March 16, 2001		234		—		—		—		13		234		234
March 8, 2002		3,246		—		271		181		812		3,246		3,066

	~~W~~	5,013	~~W~~	—	~~W~~	271	~~W~~	181	~~W~~	825	~~W~~	3,480	~~W~~	4,833

(note)	During the nine months ended September 30, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus. Therefore, stock options in capital adjustments as of September 30, 2005 are nil.
The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the three months and nine months ended September 30, 2005, 2004 and 2003 are as follows :

	For the three months ended September 30,
	2005		2004		2003
Pro forma net income and ordinary income (in millions of Korean won)	~~W~~	587,878	~~W~~	395,088	~~W~~	509,539
Pro forma net income and ordinary income per common share (in Korean won)		7,986		5,367		6,865

	For the nine months ended September 30,
	2005		2004		2003
Pro forma net income and ordinary income (in millions of Korean won)	~~W~~	1,423,107	~~W~~	1,145,248	~~W~~	1,507,138
Pro forma net income and ordinary income per common share (in Korean won)		19,332		15,557		19,943

16. INCOME TAXES
a.	Details of income tax expense

Income tax expenses for the nine months ended September 30, 2005 and 2004 consist of the following (in millions of Korean won) :

	2005		2004
Current	~~W~~	559,739	~~W~~	389,673
Deferred (note a)		4,347		97,970

Income tax expenses		564,085		487,643
Less : six months ended June 30, 2005		(362,372)		(329,709)

Three months ended September 30, 2005	~~W~~	201,713	~~W~~	157,934

(note a) Changes in net deferred tax liabilities for the nine months ended September 30, 2005 and 2004 are as follows
(in millions of Korean won) :

	2005		2004
Ending balance of net deferred tax liabilities	~~W~~	377,423	~~W~~	340,269
Beginning balance of net deferred tax liabilities		(323,096)		(242,057)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		8,536		(242)
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(58,516)		—

	~~W~~	4,347	~~W~~	97,970

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the nine months ended September 30, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
(Temporary Differences)

Additions :

Allowance for doubtful accounts	~~W~~	117,877	~~W~~	69,021
Accrued interest income		4,423		5,978
Reserves for research and manpower development		98,600		63,176
Equity in losses of affiliates		117,488		—
Foreign currency translation gain		—		2,802
Depreciation		11,977		7,156
Loss on impairment of long-term investment securities		—		12,782
Loss on impairment of other assets		—		19,873
Loss on valuation of derivative instruments		—		2,801
Accrued severance indemnities		17,443		16,619
Deposits for severance indemnities		9,686		8,180
Other		68,196		36,945

Sub-total		445,690		245,333

Deductions:
Reserves for research and manpower development		(97,500)		(210,000)
Allowance for doubtful accounts		(59,612)		(67,482)
Depreciation		(59,360)		(143,949)
Accrued interest income		(7,061)		(7,796)
Foreign currency translation loss		—		(5,617)
Equity in earnings of affiliates		(40,484)		(58,240)
Loss on impairment of other assets		(21,070)		(22,459)
Accrued severance indemnities		(9,686)		(8,180)
Deposits for severance indemnities		(17,443)		(8,411)
Other		(192,385)		(58,184)

Sub-total		(504,601)		(590,318)

Total Temporary Differences		(58,911)		(344,985)

(Permanent Differences)
		281,935		144,188

Total	~~W~~	223,024	(~~W~~	200,797)

c.	Change in cumulative temporary differences and deferred tax liabilities

Changes in cumulative temporary differences for the nine months ended September 30, 2005 and 2004 and deferred tax assets and liabilities as of September 30, 2005 and 2004 are as follows (in millions of Korean won) :

For the nine months ended September 30, 2005

	January 1,		Increase		Decrease		September 30,
Description	2005		(note b)		(note b)		2005
Current :
Allowance for doubtful accounts	~~W~~	59,622	~~W~~	117,867	~~W~~	59,612	~~W~~	117,877
Accrued interest income		(7,796)		(3,688)		(4,423)		(7,061)
Other		235,000		5,079		17,206		222,873

Total		286,826	~~W~~	119,258	~~W~~	72,395		333,689

Temporary differences unlikely to be realized (note a)		(128,555)						(128,555)

Total current cumulative temporary differences-net	~~W~~	158,271					~~W~~	205,134

Current deferred tax assets-net (note c)	~~W~~	43,525					~~W~~	56,412

Non-current :
Property and equipment		(127,822)		(44,551)		5,924		(178,297)
Loss on impairment of long-term investment securities		106,752		(400)		—		106,352
Loss on impairment of other long-term assets		21,070		8,116		21,070		8,116
Reserves for research and manpower development		(709,467)		(97,500)		(98,600)		(708,367)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Equity in (earnings) losses of affiliates		(89,441)		79,291		—		(10,150)
Equity in capital adjustment of affiliates		—		(144,730)		—		(144,730)
Unrealized loss on valuation of long-term investment securities		—		(17,933)		—		(17,933)
Accrued severance indemnities		139,524		14,057		9,686		143,895
Deposits for severance indemnities		(139,524)		(14,057)		(9,686)		(143,895)
Loss on valuation of derivative instruments		15,789		—		4,313		11,476
Loss on valuation of derivative instruments
-capital adjustment		—		25,607		—		25,607
Considerations for conversion right		—		(67,279)		—		(67,279)
Other		(122,004)		254,690		144,112		(11,426)

Total		(1,379,204)	(~~W~~	4,689)	~~W~~	76,819		(1,460,712)

Temporary differences unlikely to be realized (note a)		46,038						(116,869)

Total non-current cumulative temporary differences-net	(~~W~~	1,333,166)					(~~W~~	1,577,581)

Total non-current deferred tax liabilities-net (note c)	(~~W~~	366,621)					(~~W~~	433,835)

(note a) Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.
(note b) These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.
(note c) Effective January 1, 2005, pursuant to adoption of SAKS No. 16 deferred tax assets and liabilities are separated into current and non-current based on the classification of related assets or liabilities for financial reporting purpose.
     For the nine months ended September 30, 2004

	January 1,		Increase		Decrease		September 30,
Description	2004		(note b)		(note b)		2004
Property and equipment	~~W~~	41,373	(~~W~~	130,915)	~~W~~	3,112	(~~W~~	92,654)
Allowance for doubtful accounts		66,833		69,021		66,833		69,021
Loss on impairment of long-term investment securities		95,269		12,782		850		107,201
Foreign currency translation loss		5,617		—		5,617		—
Foreign currency translation gain		(2,802)		—		(2,802)		—
Reserves for research and manpower development		(663,702)		(210,000)		(63,176)		(810,526)
Reserves for loss on disposal of treasury stock		(474,081)		—		—		(474,081)
Accrued interest income		(5,978)		(7,796)		(5,978)		(7,796)
Equity in (earnings) losses of affiliates		(35,616)		(58,240)		—		(93,856)
Loss on impairment of other assets		22,459		19,873		22,459		19,873
Accrued severance indemnities		148,963		16,619		26,715		138,867
Deposits for severance indemnities		(139,054)		(8,411)		(16,806)		(130,659)
Other		57,547		33,325		47,763		43,109

Total temporary differences
	(~~W~~	883,172)	(~~W~~	263,742)	~~W~~	84,587	(~~W~~	1,231,501)

Deferred tax liabilities-net (note a)	(~~W~~	242,057)					(~~W~~	340,269)

(note a) The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities.
(note b) These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.
d. Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of September 30, 2005 are as follows (in millions of Korean won) :

Considerations for conversion right	(~~W~~18,502)
Unrealized loss on valuation of long-term investment securities	(4,931)
Equity in capital adjustment of affiliates, net	(42,125)
Loss on valuation of currency swap	7,042

Total	(~~W~~58,516)

e.	Effective tax rate

Effective tax rates for the three months and nine months ended September 30, 2005 and 2004 are as follows (in millions of Korean won) :

	For the		For the		For the		For the
	three months		nine months		three months		nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2005		2005		2004		2004
Income before income tax expenses	~~W~~	789,591	~~W~~	1,987,490	~~W~~	553,469	~~W~~	1,634,423
Income tax expenses		201,713		564,085		157,934		487,643

Effective tax rate		25.55%		28.38%		28.54%		29.84%

17.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the three months and nine months ended September 30, 2005 and 2004 and for the year ended December 31, 2004 are computed as follows (in millions of Korean won, except for share and income per share) :

Net income and ordinary income per share

	For the		For the		For the		For the
	three months		nine months		three months		nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2005		2005		2004		2004
Net income and ordinary income	~~W~~	587,878	~~W~~	1,423,405	~~W~~	395,536	~~W~~	1,146,780
Weighted average number of common shares outstanding		73,614,296		73,614,296		73,614,296		73,614,298

Net income and ordinary income per share (in Korean won)	~~W~~	7,986	~~W~~	19,336	~~W~~	5,373	~~W~~	15,578

Net income and ordinary income per share for the years ended December 31, 2004 and 2003 are ~~W~~20,307 and ~~W~~25,876, respectively, and for the three months ended March 31, 2005 and 2004 are ~~W~~5,005 and ~~W~~6,147, respectively.
In addition, net income and ordinary income per share for the six months ended June 30, 2005 and 2004 are ~~W~~6,345 and ~~W~~4,058, respectively.

The weighted average number of common shares outstanding for the three months and nine months ended September 30, 2005 and 2004 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2005
At July 1, 2005	82,276,711	92 / 92	82,276,711
Treasury stock, at the beginning	(8,662,415)	92 / 92	(8,662,415)

Total	73,614,296		73,614,296

For the nine months ended September 30, 2005
At January 1, 2005	82,276,711	273 / 273	82,276,711
Treasury stock, at the beginning	(8,662,415)	273 / 273	(8,662,415)

Total	73,614,296		73,614,296

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2004
At July 1, 2004	82,276,711	92 / 92	82,276,711
Treasury stock, at the beginning	(8,662,415)	92 / 92	(8,662,415)

Total	73,614,296		73,614,296

For the nine months ended September 30, 2004
At January 1, 2004	82,276,711	274 / 274	82,276,711
Treasury stock, at the beginning	(8,662,403)	274 / 274	(8,662,403)
Purchase of fractional shares related to merger with SK IMT Co., Ltd.	(12)	274 / 274	(10)

Total	73,614,296		73,614,298

Diluted net income and ordinary income per share amounts for the three months and nine months ended September 30, 2005 and 2004 and the year ended December 31, 2004 are computed as follows (in millions of won, except for share data) :
Diluted net income and ordinary income per share

					For the nine months
	For the three months ended				ended
	Sep. 30,		Sep. 30,		Sep. 30,		Sep. 30,
	2005		2004		2005		2004
Adjusted net income and ordinary income	~~W~~	591,305	~~W~~	398,624	~~W~~	1,433,099	~~W~~	1,151,009
Adjusted weighted average number of common shares outstanding		75,332,996		75,259,274		75,332,996		74,376,751

Diluted net income and ordinary income per share	~~W~~	7,849	~~W~~	5,297	~~W~~	19,024	~~W~~	15,475

Diluted net income and ordinary income per share for the years ended December 31, 2004 and 2003 are ~~W~~20,137 and ~~W~~25,876, respectively, for the three months ended March 31, 2004 and 2003 are ~~W~~4,932 and ~~W~~6,138, respectively, and for the six months ended June 30, 2004 and 2003 are ~~W~~6,243 and ~~W~~4,040, respectively.
Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2005 and 2004 are calculated as follows :

	For the three months				For the nine months
	ended				ended
	September		September		September		September
	30, 2005		30, 2004		30, 2005		30, 2004
Net income and ordinary income	~~W~~	587,878	~~W~~	395,536	~~W~~	1,423,405	~~W~~	1,146,780
Effect of stock option (note a)		—		—		—		—
Effect of convertible bonds (note b)		3,427		3,088		9,694		4,229

Adjusted net income and ordinary income	~~W~~	591,305	~~W~~	398,624	~~W~~	1,433,099	~~W~~	1,151,009

Weighted average number of common shares outstanding		73,614,296		73,614,296		73,614,296		73,614,298
Effect of stock option (note a)		—		—		—		—
Effect of convertible bonds (note b)		1,718,700		1,644,978		1,718,700		762,453

Adjusted weighted average number of common shares outstanding		75,332,996		75,259,274		75,332,996		74,376,751

(note a)	In the three months and nine months ended September 30, 2005 and 2004, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the three months and nine months ended September 30, 2005.
(note b)	The effect of convertible bond are increase in net income and ordinary income related to interest expense that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common share that would have been issued, assuming the exercise of conversion rights at the beginning of the period or the issuance date.
18.	COMMITMENT AND CONTINGENCIES
a.	At September 30, 2005, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~26 million and deposits restricted for the interest of the public totaling ~~W~~10,000 million of which due date is August 10, 2006.

b.	The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. The provision for such mileage points was provided based on the mileage points to be used in the future and the Company’s marketing policy. The reserve for such mileage points as of September 30, 2005 totaled ~~W~~58,258 million was recorded as accrued expenses.
19.	INTERIM DIVIDENDS
In accordance with the resolution of the Company’s board of directors dated July 29, 2005, the Company declared and paid cash dividends for the three months ended September 30, 2005 as follows (in millions of Korean won except for per share data) :

Number of shares
outstanding as of June 30, 2005	Dividend per share	Dividend ratio	Dividends
73,614,296	~~W~~ 1,000	200%	~~W~~ 73,614
20.	INSURANCE
At September 30, 2005, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars) :

Insured	Risk	Carrying value		Coverage
				US $	66,000
Inventory, property and equipment	Fire and comprehensive liability	~~W~~	3,447,737	~~W~~	6,864,220

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

21.	TRANSACTIONS WITH RELATED COMPANIES
Significant related party transactions and balances as of September 30, 2005 and December 31, 2004, and for the three months and nine months ended September 30, 2005 and 2004 were as follows (in millions of Korean won) :

	For the three months				For the nine months
	ended September 30,				ended September 30,
Description	2005		2004		2005		2004
• Transactions

SK C&C Co., Ltd. :
Purchases of property and equipment	~~W~~	39,182	~~W~~	31,330	~~W~~	67,239	~~W~~	84,145
Commissions paid and other expenses		80,173		76,361		223,272		211,550
Commission and other income		1,990		1,778		6,232		5,527

SK Engineering & Construction Co., Ltd. :
Construction		61,591		98,898		111,738		200,730
Commissions paid and other expenses		2,220		1,318		2,814		2,263
Commissions and other income		911		254		1,420		733

SK Networks Co., Ltd. :
Purchases of property and equipment		6,499		2,352		7,626		4,569
Commissions paid and other expenses		108,260		111,713		313,404		294,994
Commissions and other income		2,284		3,371		9,505		9,016

SK Corporation :
Purchases of property and equipment		457		1,706		927		3,293
Commissions paid and other expenses		10,741		10,817		33,814		29,077
Commissions and other income		1,309		1,862		5,478		3,042

Innoace Co., Ltd. :
Purchases of property and equipment		3,363		4,569		8,009		10,302
Commissions paid and other expenses		379		1,584		1,495		2,546
Commissions and other income		55		46		165		218

SK Communications Co., Ltd. :
Purchases of property and equipment		31		63		157		98
Commissions paid and other expenses		12,428		12,549		31,338		32,897
Commissions and other income		186		2,093		671		8,912

SK Telesys Co., Ltd. :
Purchases of property and equipment		78,415		76,296		145,219		117,180
Commissions paid and other expenses		864		495		2,400		1,021
Commissions and other income		106		100		296		256

WiderThan Co., Ltd. :
Purchases of property and equipment		1,547		17		6,019		279
Commissions paid and other expenses		24,948		21,663		70,821		55,601
Commissions and other income		209		58		241		96

Description	September 30, 2005		December 31, 2004
•

• Balances

SK C&C Co., Ltd. :
Accounts receivable	~~W~~	96	~~W~~	77
Accounts payable		50,700		75,802
Guarantee deposits received		346		346

SK Engineering & Construction Co., Ltd. :
Accounts receivable		101		76
Accounts payable		2,397		135,213
Guarantee deposits received		398		408

SK Networks Co., Ltd. :
Accounts receivable		1,016		1,102
Guarantee deposits		113		113
Accounts payable		23,135		18,696
Guarantee deposits received		2,259		955

SK Corporation :
Accounts receivable		536		2,392
Guarantee deposits		1,307		103,720
Accounts payable		7,251		19,917
Guarantee deposits received		6,174		10,194

Innoace Co., Ltd. :
Accounts payable		3,650		15,199
Guarantee deposits received		2,138		2,138

SK Communications Co., Ltd. :
Accounts receivable		114		235
Accounts payable		5,657		11,509
Guarantee deposits received		3,681		11,127

SK Telesys Co., Ltd. :
Accounts receivable		19		11
Accounts payable		49,770		51,954

SK Wyverns Baseball Club Co., Ltd. :
Long-term and short-term loans		5,857		7,957

WiderThan Co., Ltd. :
Accounts receivable		—		58
Accounts payable		8,738		9,829

22.	DERIVATIVE INSTRUMENTS
The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000 thousand at annual fixed interest rate of 4.25% issued on April 1, 2004. As of September 30, 2005, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~18,565 million (excluding tax effect totaling ~~W~~7,042 million and foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling ~~W~~33,224 million) was accounted for as a capital adjustment.
In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450 thousand issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a gain on valuation of currency swap of ~~W~~4,314 million for the nine months ended September 30, 2005 is charged to current operations. As of September 30, 2005, fair values of above derivatives totaling ~~W~~70,307 million are recorded in long-term liabilities.
Details of derivative instruments as of September 30, 2005 are as follows (in thousands of US dollars and millions of Korean won) :

					Fair value
					Designated
	Hedged	Face		Duration	as cash		Not
Type	item	amount		of contract	flow hedge		Designated		Total
Fix-to-fixed cross	Unguaranteed US dollar			March 23, 2004
currency swap	denominated bonds	US$	300,000	~ April 1, 2011	~~W~~	58,831	~~W~~	—	~~W~~	58,831
Fix-to-fixed cross	Unguaranteed US dollar			May 27, 2004
currency swap	denominated convertible bonds	US$	100,000	~ May 27, 2009		—		11,476		11,476

					~~W~~	58,831	~~W~~	11,476	~~W~~	70,307

The above derivative instruments designated as cash flow hedge mature within 66 months from September 30, 2005 at the longest; and the expected portion of capital adjustments as of September 30, 2005, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounted to ~~W~~5,828 million.

23.	SUBSTANTIAL CHANGES IN THE BUSINESS ENVIRONMENT
a.	Acquisition of WiBro License
The Company, together with KT Corporation and Hanaro Telecom Inc., acquired a license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company paid ~~W~~117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005, which was recorded as an intangible asset.
b.	Establishment of Helio, Inc. (former : SK-EarthLink), a joint venture company in the U.S.A.
In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, Inc. (former : SK-EarthLink)’ , a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. Helio, Inc. will launch cellular voice and data services across the United States of America during the first quarter of 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.